12025088

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 12/28/11

DIVISION OF
CORPORATION FINANCE

February 16, 2012

John W. Kauffman
Duane Morris LLP
jwkauffman@duanemorris.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-16-12

Re: Donegal Group Inc.
Incoming letter dated December 28, 2011

Dear Mr. Kauffman:

This is in response to your letters dated December 28, 2011, January 18, 2012, January 26, 2012 and February 2, 2012 concerning the shareholder proposal submitted to DGI by Gregory M. Shepard. We also have received letters on the proponent's behalf dated January 13, 2012, January 24, 2012 and January 31, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: J. Victor Peterson
Lathrop & Gage LLP
VPeterson@LathropGage.com

February 16, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Donegal Group Inc.
Incoming letter dated December 28, 2011

The first proposal requests that the board appoint a committee to explore strategic alternatives to maximize shareholder value, including consideration of a merger of Donegal Mutual Insurance Company with another mutual insurer followed by the sale or merger of DGI; instruct the committee to retain an investment banking firm to advise the committee about strategic alternatives; and authorize the solicitation and evaluation of offers for the merger of Donegal Mutual Insurance Company followed by the sale or merger of DGI.

The second and third proposals request that the board immediately engage the services of an investment banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI and further requests that the board take all other steps necessary to seek a sale or merger of DGI on terms that will maximize share value for shareholders.

There appears to be some basis for your view that DGI may exclude the first proposal under rule 14a-8(i)(7), as relating to DGI's ordinary business operations. In this regard, we note that the first proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Proposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if DGI omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the first proposal upon which DGI relies.

There appears to be some basis for your view that DGI may exclude the second and third proposals under rule 14a-8(e)(2) because DGI received them after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if DGI omits the second and third proposals from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission of the second and third proposals upon which DGI relies.

Sincerely,

Karen Ubell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DUANE MORRIS

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JOHN W. KAUFFMAN
DIRECT DIAL: 215.979.1227
PERSONAL FAX: 215.689.2724
E-MAIL: jwkauffman@duanemorris.com

February 2, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Donegal Group Inc. ("DGI")
Securities Exchange Act of 1934; Rule 14a-8
Omission of Stockholder Proposal (the "Original Proposal")
Submitted by Gregory M. Shepard (the "Proponent")
Original No-Action Letter Request Dated December 28, 2011 (the "Original Request")
Additional No-Action Letter Request Dated January 18, 2012 (the "Additional Requests")

Ladies and Gentlemen:

We have received a copy of the January 31, 2012 letter J. Victor Peterson sent to the Staff of the Division of Corporation Finance (the "Staff"). We believe that Mr. Peterson mischaracterizes, on the Proponent's behalf, the events that occurred in December 2011 prior to DGI's submission of the Original Request in an attempt to remedy the substantive defects of the Proponent's Original Proposal and his revised proposals.

DGI acted in a conciliatory manner and attempted to meet the Proponent half-way in an effort to resolve the issues DGI had identified regarding the Original Proposal in lieu of filing a no-action request. To that end, David H. Pittinsky, special counsel to the DGI board of directors, sent a letter dated December 15, 2011 on DGI's behalf to the Proponent in which

DGI provided the Proponent an opportunity to cure the substantive deficiencies in the Original Proposal, i.e., to provide more complete disclosure by the Proponent in light of statements the Proponent made in his supporting statement that DGI believes to be false and misleading. As we stated in our January 26, 2012 letter to the Staff, Rule 14a-8 does not impose any time periods with respect to the reasonable settlement DGI sought concerning substantive deficiencies in the Original Proposal.

However, the Proponent rejected DGI's reasonable proposal to compromise communicated by another attorney for the Proponent, J. Mark McKinzie, to Mr. Pittinsky by telephone on December 23, 2011. As a result, DGI submitted the Original Request on December 28, 2011 and, in response to the delivery of additional proposals on behalf of the Proponent, the Additional Requests. Further, DGI does not agree with Mr. Peterson's assertion that the Proponent's revised proposals cure the substantive deficiencies of the Original Proposal, in light of the Staff's guidance under Staff Legal Bulletin No. 14 (July 13, 2001) that DGI has no obligation to acknowledge or accept the revised proposals.

Although the Proponent is seeking to avail himself of certain rights under the SEC rules regarding stockholder proposals, we note that the Proponent, as a beneficial owner of more than 10% of DGI's Class A common stock, did not comply with SEC rules under Section 16(a) of the Securities Exchange Act of 1934 by failing with respect to approximately 145 separate transactions to report on a timely basis his purchases of DGI stock, many of which the Proponent reported as much as three to twelve months after the date of the transactions.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), DGI is emailing this letter to the Commission at shareholderproposals@sec.gov. Because DGI is submitting this request electronically pursuant to SLB 14D, DGI is not enclosing the additional six copies Rule 14a-8(j) requires. Also, in accordance with Rule 14a-8(j), DGI is simultaneously e-mailing this letter to Mr. Peterson and will deliver it to the Proponent by overnight delivery. On behalf of DGI, we confirm that DGI will promptly forward to the Proponent any Staff response to this letter that the Staff transmits to us only.

If you have any questions or require additional information, please contact me by telephone at (215) 979-1227 or by e-mail at jwkauffman@duanemorris.com.

Sincerely,

John W. Kauffman

cc: Donald H. Nikolaus
Frederick W. Dreher, Esq.
Gregory M. Shepard
J. Mark McKinzie, Esq.
J. Victor Peterson, Esq.

LATHROP & GAGE LLP

VIC PETERSON
DIRECT LINE: 312.920.3337
EMAIL: VPETERSON@LATHROPGAGE.COM
WWW.LATHROPGAGE.COM

100 N. RIVERSIDE PLAZA, SUITE 2100
CHICAGO, ILLINOIS 60606
PHONE: 312.920.3300
FAX: 312.920.3301

January 31, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Donegal Group Inc. ("DGI")
Securities Exchange Act of 1934 (the "Exchange Act"); Rule 14a-8
Omission of Stockholder Proposal
Submitted by Gregory M. Shepard (the "Proponent")
DGI No-Action Letter Request dated December 28, 2011 ("DGI's No-Action Request")

Ladies and Gentlemen:

On behalf of the Proponent, we are writing in response to the letter to the Staff of the Division of Corporation Finance (the "Staff") dated January 26, 2012, from John W. Kauffman ("Mr. Kauffman") of Duane Morris LLP on behalf of DGI.

To be clear, DGI itself invited the Proponent to submit revisions to attempt to "reach agreement." DGI did this in the letter dated December 15, 2011, from Ballard Spahr LLP, one of DGI's law firms. The Proponent timely submitted his proposal on November 7, 2011. The deadline for shareholder proposals was November 21, 2011. The Proponent did not hear from DGI until after the deadline and then, when the Proponent did hear from DGI, DGI requested revisions! Thirteen days later, on December 28, 2011, a different law firm, Duane Morris, filed on DGI's behalf a No-Action Request with the Staff before the Proponent could submit revisions. Following the Proponent's review of DGI's No-Action Request, twelve days later, on January 9, 2012, the Proponent submitted revisions to DGI which addressed and resolved each and every one of DGI's objections. In all of its correspondence with the Staff, DGI has never disputed that the revisions render DGI's objections moot. DGI, having invited revisions which were timely made by the Proponent, now takes the position it does not have to consider them.

We also remind the Staff that the Proponent is DGI's largest individual stockholder by a wide margin. The Proponent desires to put to a vote an issue of common importance to all of the stockholders, and DGI's management is simply stonewalling and engaging in corporate brinksmanship to frustrate corporate democracy.

It appears that the Staff's rationale, in clarifying its position in Section D of Staff Legal Bulletin 14F (October 18, 2011) ("SLB 14F") that proposal revisions are not additional proposals, was to prevent companies from summarily rejecting proposal revisions as additional proposals. Instead, the Staff's position encourages companies to consider revised proposals on their merits so that the parties may resolve issues themselves to the extent possible. It would contravene this regulatory rationale if the Staff were to permit DGI to invite the Proponent to revise the original proposal after the proposal deadline, and then to reject the revised proposal as untimely under Rule 14a-8(e), and as an additional proposal in violation of the one-proposal rule under Rule 14a-8(c).

We acknowledge that SLB 14F states in Section D.2 that a company may consider revisions after the deadline but is not required to do so. However, the Staff's discussion and examples in Sections D.1 and D.2 of SLB 14F do not contemplate the current case, where the company itself requested the revisions after the deadline, only to summarily reject them afterwards as tardy. We submit that it is manifestly unfair for a company not to object to a timely proposal until after the proposal deadline, and then to refuse to accept its requested revisions, on grounds that it is untimely, when the company itself invited the revisions.

It is also unfair for a company to make substantive objections to a proposal after the deadline and then to reject, on the basis of a violation of the one-proposal rule, revisions which directly correspond to each of the objections.

The Proponent respectfully requests the Staff to decline DGI's request that the Staff not recommend enforcement action to the Commission if DGI excludes Proponent's proposal, as revised.

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008), on behalf of the Proponent, we are emailing this letter to the Staff at shareholderproposals@sec.gov. Because we are submitting this letter electronically, we are not enclosing the additional six copies Rule 14a-8(j) requires. We are also sending copies of this letter to Mr. Kauffman and David H. Pittinsky of Ballard Spahr LLP, both of whom represent DGI, via email and to DGI via overnight delivery. On behalf of the Proponent, we confirm that the Proponent will promptly forward to DGI any Staff response to DGI's No-Action Request and the correspondence related thereto that the Staff may transmit only to us.

If we can be of further assistance in this matter, please contact me by telephone at (312) 920-3337 or by e-mail at vpeterson@lathropgage.com.

Sincerely,

LATHROP & GAGE LLP

J. Victor Peterson

Cc: Gregory M. Shepard, via email
J. Mark McKinzie, Riley Bennett & Egloff, LLP, via email
John W. Kauffman, Duane Morris LLP, via email
David H. Pittinsky, Ballard Spahr LLP, via email
Donald H. Nikolaus, Donegal Group Inc., via email

DUANE MORRIS

FIRM and AFFILIATE OFFICES

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JOHN W. KAUFFMAN
DIRECT DIAL: 215.979.1227
PERSONAL FAX: 215.689.2724
E-MAIL: *jwkauffman@duanemorris.com*

January 26, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Donegal Group Inc. ("DGI")
Securities Exchange Act of 1934; Rule 14a-8
Omission of Stockholder Proposal (the "Original Proposal")
Submitted by Gregory M. Shepard (the "Proponent")
Original No-Action Letter Request Dated December 28, 2011 (the "Original Request")
Additional No-Action Letter Request Dated January 18, 2012 (the "Additional Request")

Ladies and Gentlemen:

On December 28, 2011, we filed the Original Request with the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on behalf of DGI. The Original Request sought, and, by this letter, continues to seek, Staff concurrence that DGI may exclude the Original Proposal for the reasons set forth in the Original Request. On January 18, 2012, we submitted the Additional Request that sought, and by this letter, continues to seek, Staff concurrence that DGI may exclude the Proponent's revised proposals for the reasons set forth in the Additional Request.

We have received a copy of a letter dated January 24, 2012 that J. Victor Peterson submitted to the Staff. Mr. Peterson argues that DGI did not timely object to procedural or eligibility deficiencies in the Original Proposal under Rule 14a-8(f) or allow the Proponent sufficient time to correct a procedural or eligibility deficiency under Rule 14a-8(f) before filing a no-action request. We believe Mr. Peterson misapplies Rule 14a-8(f) because DGI's Original Request contains only substantive objections and DGI at no time raised or objected to any procedural or eligibility deficiencies in connection with the Original Proposal.

In the Original Request, DGI raised only substantive objections under Rule 14a-8(i)(7), Rule 14a-8(i)(6) and Rule 14a-8(i)(3). Therefore, DGI was not subject to the process and timeline outlined in Rule 14a-8(f) that relates to procedural or eligibility deficiencies as opposed to substantive objections. DGI, in full compliance with Rule 14a-8(j), submitted the Original Request to the Staff at least 80 days prior to the date DGI intends to file its definitive proxy materials for DGI's 2012 annual meeting of stockholders. Mr. Peterson's January 24, 2012 letter therefore lacks any legal merit, and we request that the Staff reject Mr. Peterson's misapplication of Rule 14a-8(f).

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), DGI is emailing this letter to the Commission at shareholderproposals@sec.gov. Because DGI is submitting this request electronically pursuant to SLB 14D, DGI is not enclosing the additional six copies Rule 14a-8(j) requires. Also, in accordance with Rule 14a-8(j), DGI is simultaneously e-mailing this letter and its exhibits to Mr. Peterson and will deliver it to the Proponent by overnight delivery. On behalf of DGI, we confirm that DGI will promptly forward to the Proponent any Staff response to this letter that the Staff transmits to us only.

If you have any questions or require additional information, please contact me by telephone at (215) 979-1227 or by e-mail at jwkauffman@duanemorris.com.

Sincerely,

John W. Kauffman

cc: Donald H. Nikolaus
Frederick W. Dreher, Esq.
Gregory M. Shepard
J. Mark McKinzie, Esq.
J. Victor Peterson, Esq.

LATHROP & GAGE LLP

VIC PETERSON
DIRECT LINE: 312.920.3337
EMAIL: VPETERSON@LATHROPGAGE.COM
WWW.LATHROPGAGE.COM

100 N. RIVERSIDE PLAZA, SUITE 2100
CHICAGO, ILLINOIS 60606
PHONE: 312.920.3300
FAX: 312.920.3301

January 24, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Donegal Group Inc. ("DGI")
Securities Exchange Act of 1934 (the "Exchange Act"); Rule 14a-8
Omission of Stockholder Proposal
Submitted by Gregory M. Shepard (the "Proponent")
DGI No-Action Letter Request dated December 28, 2011 ("DGI's No-Action Request")

Ladies and Gentlemen:

On behalf of the Proponent, we are writing in response to the letter to the Staff of the Division of Corporation Finance (the "Staff") dated January 18, 2012, from John W. Kauffman ("Mr. Kauffman") of Duane Morris LLP on behalf of DGI.

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008), on behalf of the Proponent, we are emailing this letter to the Staff at shareholderproposals@sec.gov. Because we are submitting this letter electronically, we are not enclosing the additional six copies Rule 14a-8(j) requires. We are also sending copies of this letter to Mr. Kauffman and David H. Pittinsky of Ballard Spahr LLP, both of whom represent DGI, via email and to DGI via overnight delivery. On behalf of the Proponent, we confirm that the Proponent will promptly forward to DGI any Staff response to DGI's No-Action Request and the correspondence related thereto that the Staff may transmit only to us.

DGI's sharp tactics to deprive the Proponent of his shareholder proposal rights is manifestly "on parade" here. First, DGI failed to respond to the Proponent's original proposal within the required 14-day period. Second, DGI failed to give the Proponent 14 days to respond to DGI's objections, but instead dictated a truncated eight-day period over the holidays. Third, DGI raced to file its no-action request with the Staff on December 28, 2011, in an attempt to "close the window" on any revisions by the Proponent. On January 9, 2012, the Proponent provided solutions to each and every one of DGI's objections in its revision letter. Now, DGI asks the Staff not to consider the revisions because of tardiness, when DGI itself was the cause. DGI even filed its no action request before the 14-day period expired for the Proponent's response to DGI's objection letter! It is unfair for DGI to request the Staff to not consider the revisions when they cut short the required response periods.

Rule 14a-8(f)(1) requires that: "Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB No. 14") also references this 14-day deadline for deficiency notices in Section C.6 ("What must a company do in order to exclude a proposal that fails to comply with the eligibility or procedural requirements of the rule?"), which states: "[R]ule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if...within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding...." Thus, to be timely, a deficiency notice must be sent within 14 days after receipt of a shareholder proposal and, conversely, a shareholder proposal may not be excluded if a deficiency notice is not sent in a timely manner.

The Proponent submitted its Original Proposal in a letter dated November 7, 2011. DGI's no-action request, dated December 28, 2011, stated that "DGI received the [Original] Proposal on November 14, 2011." DGI did not notify the Proponent of any alleged deficiencies until December 15, 2011, when David H. Pittinsky of Ballard Spahr LLP wrote to the Proponent on behalf of DGI rejecting the Original Proposal. That is, DGI waited over a month to send a deficiency notice to the Proponent, instead of responding within 14 days, as required. Because DGI did not notify the Proponent of any alleged deficiencies in a timely manner, DGI may not exclude the Proponent's proposal.

In addition, Section G.3 of SLB 14 instructs companies, "when drafting a letter to notify a shareholder of perceived eligibility or procedural defects...[to] explicitly state that the shareholder must respond to the company's notice within 14 calendar days of receiving the notice of defect(s)...." Similarly, Section C.6.b of SLB 14 states:

> **Should companies instruct shareholders to respond to the notice of defect(s) by a specified date rather than indicating that shareholders have 14 calendar days after receiving the notice to respond?**
>
> No. Rule 14a-8(f) provides that shareholders must respond within 14 calendar days of receiving notice of the alleged eligibility or procedural defect(s). If the company provides a specific date by which the shareholder must submit his or her response, it is possible that the deadline set by the company will be shorter than the 14-day period required by rule 14a-8(f). For example, events could delay the shareholder's receipt of the notice. As such, if a company sets a specific date for the shareholder to respond and that date does not result in the shareholder having 14 calendar days after receiving the notice to respond, we do not believe that the company may rely on rule 14a-8(f) to exclude the proposal.

In the December 15, 2011, letter identified above, DGI gave the Proponent only until December 23, 2011, to reach agreement with DGI on the supporting statement for the Original Proposal, despite the fact that this was during the holiday season and further despite the fact that Rule 14a-8(f)(1) gives a proponent of a rejected proposal 14 days in which to respond: "Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification." The deadline imposed by DGI for the Proponent's response was only eight days after DGI notified the Proponent, not the required 14 days. For this reason as well, we respectfully submit that DGI should not be allowed to exclude the Proponent's proposal.

Moreover, the "Response Proposal," which the Proponent sent to DGI on January 9, 2012, and to the Staff on January 13, 2012, did not substantively change the Original Proposal. Instead, the Response Proposal merely omits language to which DGI objected and clarifies that the proposed resolution is for an extraordinary corporate event, not one relating to DGI's ordinary business operations. For this reason (i.e., because the Response Proposal is not substantively different from the Original Proposal and thus is not a new or second proposal), we respectfully request the Staff to reject DGI's request to allow DGI to omit the Response Proposal under Rule 14a-8(c).

We also respectfully submit that DGI should be estopped from excluding the Response Proposal as untimely under Rule 14a-8(e), when on December 15, 2011, DGI itself – after DGI's announced November 21, 2011 deadline for shareholder proposals – invited the Proponent to attempt to reach agreement with DGI's attorneys on a revised proposal. As a matter of equity, it would be unfair for DGI to be allowed to whipsaw the Proponent by inviting the Response Proposal yet then rejecting it, because it is allegedly untimely (even though DGI has not met its own deadlines and the Proponent provided the Response Proposal expeditiously and in good faith). DGI submitted its no-action request on December 28, 2011, which is less than the required 14 days after DGI's deficiency notice on December 15, 2011. Such a result would contravene the intent of shareholder proposal regulation under Rule 14a-8, which is to foster corporate democracy and not to exclude appropriate proposals from shareholder consideration.

DGI should not be permitted to prevail based on a technicality when it in fact failed to comply with the required response times. DGI's initial rejection, on December 15, 2011, of the Proponent's Original Proposal, which was sent on November 7, 2011, and received on November 14, 2011, was itself untimely, because the rejection was not sent within 14 days after DGI received the Original Proposal, as required by Rule 14a-8(f)(1). DGI failed to allow the Proponent 14 days after DGI sent its deficiency notice on December 15, 2011, and in fact DGI submitted its no-action request with the Staff before the required 14-day response period expired. For these reasons, in addition to the other reasons set forth in this letter and in our letter dated January 13, 2012, the Staff should reject DGI's arguments and should deny DGI's no-action request. The Proponent's Revised Proposal, as set forth in Proponent's letter to the Staff on January 13, 2012, should be included in DGI's proxy statement for a vote by the shareholders.

For the Staff's convenience, (1) the letter dated November 7, 2011, from the Proponent to DGI is attached as Exhibit A, (2) the letter dated December 15, 2011, from David Pittinsky of

Ballard Spahr on behalf of DGI to the Proponent is attached as Exhibit B, (3) the letter dated January 9, 2012, from the Proponent to DGI is attached as Exhibit C, (4) the letter dated January 13, 2012, from the Proponent to the Staff is attached as Exhibit D, and (5) the letter dated January 18, 2012, from Mr. Kauffman of Duane Morris on behalf of DGI to the Staff is attached as Exhibit E.

If we can be of further assistance in this matter, please contact me by telephone at (312) 920-3337 or by e-mail at vpeterson@lathropgage.com.

Sincerely,

LATHROP & GAGE LLP

J. Victor Peterson

Cc: Gregory M. Shepard, via email
J. Mark McKinzie, Riley Bennett & Egloff, LLP, via email
John W. Kauffman, Duane Morris LLP, via email
David H. Pittinsky, Ballard Spahr LLP, via email
Donald H. Nikolaus, Donegal Group Inc., via email

EXHIBIT A

Exhibit 7.8:

Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

November 7, 2011

Certified Mail
Return Receipt Requested

Mr. Donald H. Nikolaus
President and CEO
Donegal Group Inc.
1195 River Road
Marietta, PA 17547-0302

Ms. Sheri O. Smith
Corporate Secretary
Donegal Group Inc.
1195 River Road
Marietta, PA 17547-0302

Re: Shareholder Proposal and Supporting Statement

Dear Mr. Nikolaus and Ms. Smith:

Enclosed is a shareholder proposal and supporting statement for inclusion in the proxy statement for the annual shareholders' meeting of Donegal Group Inc. (the "Company") to be held in April 2012.

Please know it is my intent to present the attached shareholder proposal at the Company's annual shareholders' meeting.

Enclosed is a copy of a Schedule 13D to be filed with the Securities and Exchange Commission on November 9, 2011 indicating that I am the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of the common stock of the Company. As required by Rule 14a-8 promulgated under the Securities Act of 1934, I (i) have continuously held shares with a market value of at least $2,000 for longer than the previous year, and (ii) intend to hold these shares through the date of the Company's annual shareholders' meeting.

Sincerely,

Gregory M. Shepard

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of the Company, submits the following proposal:

Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.

Supporting Statement:

For many years, I have invested in publicly traded subsidiaries of mutual insurance companies. For example, in the past I owned 20% of Meridian Insurance Group, Inc. ("MIGI") and was the catalyst who provided the opportunity for State Auto Mutual Insurance Company's merger with Meridian Mutual Insurance Company, followed by State Auto Mutual's purchase of MIGI's publicly traded shares. My efforts helped to deliver the shares' true value to MIGI's publicly traded shareholders, with a 135% premium over the valuation of those shares prior to State Auto Mutual's purchase.

DGI, as a public company, has several advantages compared with being a mutual company: the ability to raise capital; additional flexibility to restructure; and the ability to provide incentives to management, employees, and agents. However, DGI has not been successful in delivering a positive return for its shareholders. DGI's Class A and Class B stock prices today are respectively 33% and 5% lower than five years ago.

As the owner of approximately 29.5% and 28.9% of the publicly traded Class A and Class B shares, I believe the Company's shares trade at a discount of more than 200% to their realizable value if combined with another mutual insurer. Examples of such realization of value include the Nationwide-ALLIED, State Auto-Meridian, and recently announced Nationwide-Harleysville transactions. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples, no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' true value as will a merger of DMIC with another mutual insurer, followed by the purchase of DGI's public shares.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the board and management of DGI have an obligation to take steps to realize the shares' true value. The board and management of DGI can best do this by taking the three steps contained in the aforesaid resolution, guided by the advice of an independent investment banker.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.3)*

DONEGAL GROUP INC.
(Name of Issuer)

Class A Common Stock
Class B Common Stock
(Title of Class of Securities)

Class A: 257701201
Class B: 257701300
(CUSIP Number of Class of Securities)

Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of person(s) filing statement)

November 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Class A CUSIP No. 257701201 and Class B CUSIP No. 257701300

1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

Gregory M. Shepard

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[x]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

Class A 3,602,900; Class B 397,100

8. SHARED VOTING POWER

-0-

9. SOLE DISPOSITIVE POWER

Class A 3,602,900; Class B 397,100

10. SHARED DISPOSITIVE POWER

-0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A 3,602,900; Class B 397,100

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A 18.04%; Class B 7.12%

14. TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

The Schedule 13D filed with the Securities and Exchange Commission on July 12, 2010 (the "Initial 13D") by the Filing Person with respect to the Class A Shares and Class B Shares of Donegal Group Inc., a Delaware corporation (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 3 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

The Filing Person owns 3,602,900 Class A Shares and 397,100 Class B Shares purchased for $51,924,532 and $6,639,668, respectively (including commissions). The source of funding for the purchase of these Shares was personal funds.

ITEM 4 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

On November 7, 2011, the Filing Person submitted the following proposal to be presented and voted upon at the Issuer's 2012 Annual Meeting of Shareholders:

Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.

A copy of the proposal and supporting statement are attached hereto as Exhibit 7.8.

The Filing Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction,

price levels of the Class A and Class B Shares, the Issuer's response to the actions suggested by the Filing Person, actions taken by management and the Board of Directors of the Issuer, other investment opportunities available to the Filing Person and capital availability and applicable regulatory and legal constraints, conditions in the securities and capital markets, and general economic and industry conditions, the Filing Person may, from time to time and at any time, in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, but not limited to: communicating with management, the Board, other stockholders, industry participants and other interested or relevant parties (including financing sources and financial advisors) about the Issuer or proposing a potential or other transaction involving the Issuer and about various other matters, including the operations, business, strategic plans, assets and capital structure of the Issuer or one or more of the other items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D; requesting or proposing one or more nominees to the Board of Directors of the Issuer; purchasing additional securities of the Issuer in the open market or otherwise; entering into financial instruments or other agreements that increase or decrease the Filing Person's economic exposure with respect to his investment in the Issuer; and/or engaging in any hedging or similar transactions with respect to such holdings. The Filing Person reserves the right to change his current plans and intentions with respect to any and all matters referred to in Item 4 of Schedule 13D based on any of the foregoing factors or otherwise or to sell or distribute some or all of his respective holdings in the Issuer, at any time and from time to time, in the open market, in private transactions or otherwise.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

ITEMS 5 (a) AND 5 (b) OF THE INITIAL 13D ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY AS FOLLOWS:

a) As of the close of business on November 7, 2011, the Filing Person may be deemed to beneficially own, in the aggregate, 3,602,900 Class A Shares and 397,100 Class B Shares, representing approximately 18.04% and 7.12%, respectively, of the Issuer's outstanding Class A Shares and Class B Shares (based upon the 19,975,609 Class A Shares and 5,576,775 Class B Shares stated to be outstanding as of October 31, 2011 by the Issuer in the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2011).

b) The Filing Person has sole voting power and sole dispositive power with respect to 3,602,900 Class A Shares and 397,100 Class B Shares. The Filing Person has voting power in the aggregate equal to approximately 9.99%.

ITEM 5 (c) OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

c) The following table sets forth all purchases with respect to Class A Shares and Class B Shares effected during the past sixty (60) days by the Filing Person. All such transactions were effected in the open market, and the table includes commissions paid.

Date	Purchase Price Per Share	# of Class A Shares Purchased	Amount Paid
11/07/11	13.18	400	5,277.00

Date	Sale Price Per Share	# of Class B Shares Sold	Amount Received
11/07/11	16.00	360	5,756.20

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

7.8 Proposal and Supporting Statement

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 9, 2011

Gregory M. Shepard

Exhibit Index

Ballard Spahr LLP

1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599
TEL 215.665.8500
FAX 215.864.8999
www.ballardspahr.com

EXHIBIT B

David H. Pittinsky
Direct 215.864.8117
Fax: 215.864.8999
pittinsky@ballardspahr.com

December 15, 2011

Via Email
J. Mark McKinzie, Esquire
Riley Bennett & Egloff, LLP
Fourth Floor
141 E. Washington Street
Indianapolis, Indiana 46204

Federal Express
Gregory Shepard

*** FISMA & OMB Memorandum M-07-16 ***

Dear Messrs. McKinzie and Shepard:

Mr. Shepard's shareholder proposal and supporting statement for inclusion in the Donegal Group Inc. ("DGI") proxy statement for the 2012 DGI annual shareholders' meeting and his Schedule 13D attaching both documents have been forwarded to me by DGI for a response. DGI is not unmindful of Mr. Shepard's large stake in its common stock. However, DGI cannot permit him to publish a materially false and misleading supporting statement to its shareholders. For this reason, DGI has requested that you and I seek to agree upon an accurate supporting statement no later than December 23, 2011. If we can reach agreement, DGI will include Mr. Shepard's shareholder proposal and the agreed upon supporting statement in its annual proxy statement and will permit them to exceed the 500 word limit.

We are particularly concerned with Mr. Shepard's supporting statement that he was "the catalyst who provided the opportunity for State Auto Mutual Insurance Company's merger with Meridian Mutual Insurance Company, followed by State Auto Mutual's purchase of MIGI's publicly traded shares." Given our knowledge of Mr. Shepard's

DMEAST #14353329 v3

activities leading up to the Meridian-State Auto merger, Mr. Shepard's supporting statement and Schedule 13D are materially misleading and omit material facts. As just three examples, Mr. Shepard has omitted the material facts that: (i) during his activities, the SEC entered a Cease and Desist Order against Mr. Shepard, with his consent, for purchasing Meridian Insurance Group, Inc. ("MIGI") stock on the open market during his "Dutch auction" tender offer for MIGI stock; (ii) the Indiana Securities Commissioner entered a final order prohibiting Mr. Shepard from proceeding with his MIGI tender offer because of his inadequate disclosures; and (iii) although Mr. Shepard describes himself as a "catalyst" in the Meridian-State Auto merger, he filed a lawsuit seeking to enjoin the merger on the ground that State Auto's offer was inadequate even though it exceeded by $5 per share Mr. Shepard's own tender offer for the same MIGI stock.

Given the foregoing, DGI cannot publish Mr. Shepard's shareholder proposal and supporting statement without including all the material facts concerning Mr. Shepard's role in the Meridian-State Auto merger and modifying his claim to be a "catalyst" in such merger. Moreover, there may be additional material facts concerning Mr. Shepard's role in the affairs of State Auto following the Meridian-State Auto merger, 21st Century Insurance Group and Illinois Healthcare Insurance Company, which are material to Mr. Shepard's supporting statement.

Please let me know promptly if you are willing to try and reach agreement on a supporting statement that accurately states all the material facts.

Very truly yours,

David H. Pittinsky

DHP/gpa

RILEY BENNETT & EGLOFF, LLP

ATTORNEYS AT LAW

Answers, Advice and Advocacy

EXHIBIT C

J. MARK MCKINZIE
Direct Fax: (317) 955-7156
E-mail: mmckinzie@rbelaw.com

January 9, 2012

VIA E-MAIL AND U.S. MAIL
jwkauffman@duanemorris.com
Mr. John W. Kauffman
DUANE MORRIS LLP
30 South 17th Street
Philadelphia, Pennsylvania 19103

Re: Donegal Group Inc.
Stockholder Proposal submitted by Gregory M. Shepard

Dear Mr. Kauffman:

In response to your letter of December 28, 2011 to the Securities and Exchange Commission, please find enclosed a revised Shareholder Proposal and Supporting Statement. You will note:

- The revised Proposal parallels the proposal that was at issue in First Franklin, which you admit the SEC found to be not excludable;
- In the Revised Proposal, references to Donegal Mutual have been deleted, rendering your comments in that regard moot; and
- In the Supporting Statement, references with regard to the Meridian-State Auto transaction have also been deleted, rendering your comments in that regard moot, as well.

On behalf of my client, Gregory M. Shepard, we ask that you immediately withdraw the no-action letter request of December 28, 2011 and confirm the same to us, in writing, no later than the end of the day on Wednesday, January 11, 2012 or by 5:00 p.m. Eastern Standard Time. You may contact me by telephone at my direct dial number of (317) 955-7116 or by e-mail at mmckinzie@rbelaw.com.

Sincerely,

RILEY BENNETT & EGLOFF, LLP

J. Mark McKinzie

Enclosure
cc: David H. Pittinsky (via e-mail only)
pittinsky@ballardspahr.com
JMM/2988.501/mcl/rlm/00410951

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of Donegal Group Inc. ("DGI"or the "Company"), submits the following proposal:

RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders.

Supporting Statement:

DGI has not been successful in delivering a positive return for its shareholders. On December 30, 2011, DGI's Class A and Class B stock prices were, respectively, 28% and 3% lower than five years earlier. (On December 29, 2006, DGI's Class A stock price was $19.59 per share and DGI's Class B stock price was $18.00 per share.)

As the owner of approximately 18.0% and 7.1 %, respectively, of the Class A and Class B shares of DGI, I believe the Company's shares trade at a substantial discount to their realizable value if combined with another mutual insurer. Examples of such realization of value include the following transactions: Nationwide-ALLIED (74% premium over pre-announcement share price), State Auto-Meridian (135% premium over the share price immediately before American Union's tender offer (State Auto outbid American Union)), and recently announced Nationwide-Harleysville (137% premium over share price one day preceding announcement).

The proposed Nationwide Mutual merger with Pennsylvania-domiciled Harleysville Mutual followed by the purchase of Harleysville Group's publicly traded shares has not yet closed. Eventually the terms of the transaction and even the acquirer could change, as there were two (2) other competing bidders in addition to Nationwide as disclosed in Harleysville Group's Proxy Statement of December 23, 2011, one of whom was Liberty Mutual. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples (and especially the most recent example with Harleysville), it is my opinion that no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' value as will a merger or sale of the Company to another mutual insurer.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the Board of Directors of DGI should take steps to realize the shares' value. The Board of Directors of DGI can best do this by following the steps contained in the aforesaid resolution, guided by the advice of an independent investment banker, and taking advantage of the present market for insurance company consolidation.

LATHROP & GAGE LLP

EXHIBIT D

VIC PETERSON
DIRECT LINE: 312.920.3337
EMAIL: VPETERSON@LATHROPGAGE.COM
WWW.LATHROPGAGE.COM

100 N. RIVERSIDE PLAZA, SUITE 2100
CHICAGO, ILLINOIS 60606
PHONE: 312.920.3300
FAX: 312.920.3301

January 13, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Donegal Group Inc. ("DGI")
Securities Exchange Act of 1934 (the "Exchange Act"); Rule 14a-8
Omission of Stockholder Proposal
Submitted by Gregory M. Shepard (the "Proponent")

Ladies and Gentlemen:

On behalf of the Proponent, we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") decline to grant the no-action relief requested by DGI in its letter to the Staff dated December 28, 2011 (the "DGI Letter"), and that the Staff instead concur with the Proponent's conclusions that DGI may not properly omit the Proponent's revised stockholder proposal and supporting statement attached as Exhibit A to this letter (the "Revised Proposal") from the proxy materials DGI will distribute in connection with its 2012 annual meeting of stockholders (the "2012 Proxy Materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), the Proponent is emailing this letter and the exhibits to this letter to the Commission at shareholderproposals@sec.gov. Because the Proponent is submitting this request electronically, pursuant to SLB 14D, the Proponent is not enclosing the additional six copies Rule 14a-8(k) requires. Also, in accordance with Rule 14a-8(k), the Proponent is simultaneously e-mailing this letter and its exhibits to John W. Kauffman of Duane Morris LLP, which is DGI's counsel, and will deliver it by overnight delivery to DGI's attention, c/o Donald H. Nikolaus, President, Donegal Group Inc., 1195 River Road, Marietta, PA 17547, as requested in the DGI Letter. These deliveries inform DGI of this letter to the Staff in response to the DGI Letter. On behalf of the Proponent, we confirm that the Proponent will promptly forward to DGI any Staff response to this letter or DGI's no-action request that the Staff transmits to us only.

On November 7, 2011, the Proponent submitted a shareholder proposal and supporting statement (the "Original Proposal") to DGI. On December 15, 2011, David H. Pittinsky of Ballard Spahr LLP, which is also DGI's counsel, sent a letter to J. Mark McKinzie of Riley Bennett & Egloff, LLP, the Proponent's counsel, and to the Proponent declining to include the Original Proposal in the 2012 Proxy Materials unless an agreement on its language could be reached by December 23, 2011. No such agreement was reached in the brief timeframe offered unilaterally by DGI, and Duane Morris sent the DGI Letter to the Staff on December 28, 2011, as mentioned above.

On January 9, 2012, the Proponent sent to Duane Morris and Ballard Spahr a stockholder proposal and supporting statement that is substantially similar to the Revised Proposal. The Revised Proposal eliminates the language that DGI found objectionable. The Proponent requested that DGI withdraw its no-action letter with the SEC. DGI has failed to respond to the Proponent's request to withdraw DGI's no-action request.

This letter responds to the DGI Letter to the Staff and requests the Staff not to grant DGI's no-action request. For the convenience of the Staff, a redline comparison of the Revised Proposal against the Original Proposal is attached as Exhibit B to this letter.

As DGI admits on page 7 of the DGI Letter, in its response to a request for a no-action letter from *First Franklin Corporation* (available February 22, 2006), "the Staff found that a proposal to engage the services of an investment banking firm to evaluate alternatives to enhance stockholder value and to take all necessary steps to seek actively a sale or merger was not properly excludable." For the convenience of the Staff, a copy of the request by *First Franklin Corporation* for a no-action letter and the Staff's response are attached as Exhibit C to this letter.

Please note that the Revised Proposal has been phrased to match the language utilized in *First Franklin Corporation* and that, as a result, all of DGI's objections to the Original Proposal are moot, as discussed below. In particular, the Revised Proposal states:

> "RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders."

The *First Franklin* proposal stated the following:

> "RESOLVED: That the shareholders of First Franklin, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of First Franklin, and the shareholders further request that

the Board take all other steps necessary to actively seek a sale or merger of First Franklin on terms that will maximize share value for shareholders."

The only difference between the Revised Proposal and the *First Franklin* proposal on which it is based is the name of the company. The Revised Proposal, just like the proposal to *First Franklin*, requests the Board of Directors to consider a merger or sale of DGI, which is a proposal that relates to an extraordinary transaction and that, therefore, may not properly be excluded by DGI from its 2012 Proxy Materials on the basis of Rule 14a-8(i)(7), which permits excluding proposals relating to ordinary business operations.

The DGI Letter also argues that the Original Proposal may be excluded on the basis of Rule 14a-8(i)(6), because DGI lacks the power or authority to implement the proposal to the extent that it relates to Donegal Mutual Insurance Company ("DMIC"), which the DGI Letter asserts DGI does not control. Whatever the merits of this objection with respect to the Original Proposal, however, it does not apply to the Revised Proposal, which omits all references to DMIC.

Similarly, the DGI Letter's objections to the Original Proposal on the basis of Rule 14a-8(i)(3) do not apply to the Revised Proposal. DGI alleges that the Original Proposal may be excluded on the grounds that it violates the proxy rules, and in particular Rule 14a-9. The Revised Proposal does not include any of the statements in the Original Proposal to which DGI objected. All of the statements in the Supporting Statement accompanying the Revised Proposal are fact-based, or are otherwise fair commentary of the Proponent.

For the reasons stated above, DGI has failed to satisfy its burden of showing that the Revised Proposal may be excluded from the 2012 Proxy Materials. Accordingly, the Proponent respectfully requests that the Staff decline to grant DGI's no-action request.

If we can be of further assistance in this matter, please contact me by telephone at (312) 920-3337 or by e-mail at vpeterson@lathropgage.com.

Sincerely,

LATHROP & GAGE LLP

J. Victor Peterson

Cc: Gregory M. Shepard
J. Mark McKinzie, Riley Bennett & Egloff, LLP
John W. Kauffman, Duane Morris LLP, via Federal Express
David H. Pittinsky, Ballard Spahr LLP, via Federal Express
Donald H. Nikolaus, Donegal Group Inc., via Federal Express

Exhibit A

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of Donegal Group Inc. ("DGI" or the "Company"), submits the following proposal:

RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders.

Supporting Statement:

DGI has not been successful in delivering a positive return for its shareholders. On December 30, 2011, DGI's Class A and Class B stock prices were, respectively, 28% and 3% lower than five years earlier. (On December 29, 2006, DGI's Class A stock price was $19.59 per share and DGI's Class B stock price was $18.00 per share.)

As the owner of approximately 18.0% and 7.1%, respectively, of the Class A and Class B shares of DGI, I believe the Company's shares trade at a substantial discount to their realizable value if combined with another mutual insurer. Examples of such realization of value include the following transactions: Nationwide-ALLIED (74% premium over pre-announcement share price), State Auto-Meridian (135% premium over the share price immediately before American Union's tender offer (State Auto outbid American Union)), and recently announced Nationwide-Harleysville (137% premium over share price five days preceding announcement).

The proposed Nationwide Mutual merger with Pennsylvania-domiciled Harleysville Mutual followed by the purchase of Harleysville Group's publicly traded shares has not yet closed. Eventually the terms of the transaction and even the acquirer could change, as there were two (2) other competing bidders in addition to Nationwide as disclosed in Harleysville Group's Proxy Statement of December 23, 2011, one of whom was Liberty Mutual. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples (an especially the most recent example with Harleysville), it is my opinion that no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' value as will a merger or sale of the Company to another mutual insurer.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the Board of Directors of DGI should take steps to realize the shares' value. The Board of Directors of DGI can best do this by following the steps contained in the aforesaid resolution, guided by the advice of an independent investment banker, and taking advantage of the present market for insurance company consolidation.

Exhibit B

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of Donegal Group Inc. ("DGI" or the Company"Company"), submits the following proposal:

Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.

RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders.

Supporting Statement:

For many years, I have invested in publicly traded subsidiaries of mutual insurance companies. For example, in the past I owned 20% of Meridian Insurance Group, Inc. ("MIGI") and was the catalyst who provided the opportunity for State Auto Mutual Insurance Company's merger with Meridian Mutual Insurance Company, followed by State Auto Mutual's purchase of MIGI's publicly traded shares. My efforts helped to deliver the share's true value to MIGI's publicly traded shareholders, with a 135% premium over the valuation of these shares prior to State Auto Mutual's purchase.

DGI, as a public company, has several advantages compared with being a mutual company: the ability to raise capital; additional flexibility to restructure; and the ability to provide incentives to management, employees, and agents. However, DGI has not been successful in delivering a positive return for its shareholders. On December 30, 2011, DGI's Class A and Class B stock prices today are were, respectively 33, 28% and 53% lower than five years agoearlier. (On December 29, 2006, DGI's Class A stock price was $19.59 per share and DGI's Class B stock price was $18.00 per share.)

As the owner of approximately 29.518.0% and 28.9% 7.1%, respectively, of the publicly traded Class A and Class B shares of DGI, I believe the Company's shares trade at a substantial discount of more than 200% to their realizable value if combined with another mutual insurer. Examples of such realization of value include the following transactions: Nationwide-ALLIED (74% premium over pre-announcement share price), State Auto-Meridian (135% premium over the share price immediately before American Union's tender offer (State Auto outbid American Union)), and recently announced Nationwide-Harleysville transactions. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples, no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' true value as will a merger of DMIC with another mutual insurer, followed by the purchase of DGI's public shares.(137% premium over share price five days preceding announcement).

The proposed Nationwide Mutual merger with Pennsylvania-domiciled Harleysville Mutual followed by the purchase of Harleysville Group's publicly traded shares has not yet closed. Eventually the terms of the transaction and even the acquirer could change, as there were two (2) other competing bidders in addition to Nationwide as disclosed in Harleysville Group's Proxy Statement of December 23, 2011, one of whom

was Liberty Mutual. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples (an especially the most recent example with Harleysville), it is my opinion that no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' value as will a merger or sale of the Company to another mutual insurer.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the ~~board and management~~ Board of Directors of DGI ~~have an obligation to~~ should take steps to realize the shares' ~~true~~ value. The ~~board and management~~ Board of Directors of DGI can best do this by ~~taking~~ following the ~~three~~ steps contained in the aforesaid resolution, guided by the advice of an independent investment banker, and taking advantage of the present market for insurance company consolidation.

EXHIBIT E

DUANE MORRIS

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JOHN W. KAUFFMAN
DIRECT DIAL: 215.979.1227
PERSONAL FAX: 215.689.2724
E-MAIL: jwkauffman@duanemorris.com

January 18, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Donegal Group Inc. ("DGI")
Securities Exchange Act of 1934; Rule 14a-8
Omission of Stockholder Proposal (the "Original Proposal")
Submitted by Gregory M. Shepard (the "Proponent")
Original No-Action Letter Request Dated December 28, 2011 (the "Original Request")

Ladies and Gentlemen:

On December 28, 2011, we filed the Original Request with the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on behalf of DGI. The Original Request sought, and, by this letter, continues to seek, Staff concurrence that DGI may exclude the Original Proposal for the reasons set forth in the Original Request.

We file this supplemental no-action request under Commission Rule 14a-8(j) in response to three letters DGI has received, all of which have been submitted on behalf of the Proponent. The letters are as follows:

- A letter from the Proponent dated November 7, 2011 that DGI received on November 14, 2011 (the "First Letter"). The First Letter included the Original Proposal. We attach a copy of the First Letter as Appendix A to our letter.

- A letter from J. Mark McKinzie ("Mr. McKinzie") dated January 9, 2012 that DGI received on January 9, 2012 (the "Second Letter"). The Second Letter contained a revised and substantially different stockholder proposal (the "Second Proposal"). We attach a copy of the Second Letter as Appendix B to our letter.

- A letter from J. Victor Peterson ("Mr. Peterson") dated January 13, 2012 that DGI received on January 16, 2012 (the "Third Letter"). The Third Letter included a stockholder proposal identical to the Second Proposal (the "Third Proposal" and, together with the Second Proposal, the "Revised Proposals"). We attach a copy of the Third Letter as Appendix C to our letter.

It appears that the Proponent has not complied with Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB No. 14"). SLB No. 14 requires that a proponent furnish all correspondence relating to a no-action request to the Staff. There is no information available to us that indicates the Proponent did so with respect to the Second Letter.

SLB No. 14 further provides that a company such as DGI has no obligation to acknowledge or accept the Revised Proposals. By this letter, on DGI's behalf, we advise the Staff that DGI neither accepts nor acknowledges the Revised Proposals.

We further note that, even if the Proponent had timely filed the Revised Proposals, the Revised Proposals do not adequately cure the deficiencies DGI asserted in the Original Request.

Accordingly, we request, on behalf of DGI, that the Staff continue its review of the Original Request and grant DGI no-action relief to exclude the Original Proposal from DGI's 2012 annual proxy materials.

We further request that the Staff grant no-action relief to DGI and concur with DGI's conclusions that DGI may, as provided in SLB No. 14, properly omit the Revised Proposals and their respective supporting statements from the proxy materials DGI will distribute in connection with its 2012 annual meeting of stockholders for the following reasons:

- Rule 14a-8(e)(2) permits the exclusion of the Revised Proposals because the Proponent submitted the Revised Proposals after the deadline for submitting stockholder proposals; and

- Rule 14a-8(c) permits the exclusion of the Revised Proposals because the Revised Proposals constitute a second proposal and a third proposal in violation of the rule that a stockholder may submit only one proposal in connection with a particular stockholder meeting.

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008), on behalf of DGI, we are emailing this letter and the exhibits to this letter to the Commission at shareholderproposals@sec.gov. Because we are submitting this request electronically, we are not enclosing the additional six copies Rule 14a-8(j) requires. We are also sending copies of this letter and the exhibits to Mr. McKinzie and Mr. Peterson via e-mail and to the Proponent by overnight delivery. On behalf of DGI, we confirm that DGI will promptly forward to the Proponent any Staff response to the Original Request and to this no-action request that the Staff transmits only to us.

I. *DGI may omit the Revised Proposals because the Proponent did not timely submit the Revised Proposals under Rule 14a-8(e).*

The Proponent submitted the Second Proposal to DGI's counsel on January 9, 2012 and the Proponent submitted the Third Proposal on January 13, 2012. Under Rule 14a-8(e), the latest date by which a DGI stockholder could have submitted a stockholder proposal for inclusion in DGI's 2012 annual proxy materials was November 21, 2011, as DGI stated in its definitive proxy materials in connection with DGI's 2011 annual meeting of stockholders. Therefore, DGI may properly exclude the Revised Proposals from DGI's 2012 annual proxy materials because they are not timely under Rule 14a-8(e). *See Avalon Holdings Corporation* (available January 23, 2003) in which the Staff granted no-action relief under Rule 14a-8(e)(2) because the company received a revised proposal after the deadline for submitting stockholder proposals. *See also, International Business Machines Corporation* (available February 2, 2005) in which the Staff granted no-action relief under Rule 14a-8(e)(2) because the company received a revised proposal after the deadline for submitting stockholder proposals.

II. *DGI may omit the Revised Proposals because the Revised Proposals exceed the one annual stockholder proposal limitation under Rule 14a-8(c).*

The Proponent submitted the Original Proposal on November 14, 2011; the Original Proposal is the subject of the Original Request. The Proponent has not expressly withdrawn the Original Proposal, but, in our opinion, the Proponent no longer evidences any interest in pursuing the Original Proposal because the Proponent has submitted the Revised Proposals together with their respective supporting statements. The Revised Proposals and their respective supporting statements each differ materially from the Original Proposal and its supporting statement. Under Rule 14a-8(c) "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting" (emphasis supplied). The Revised Proposals differ materially from the Original Proposal and therefore constitute the submission by the same stockholder of more than one proposal with respect to a particular annual meeting of stockholders.

Based upon the foregoing analysis, DGI may properly exclude the Revised Proposals from DGI's 2012 proxy materials pursuant to Rule 14a-8(e)(2) and Rule 14a-8(c).

If you have any questions or require additional information, please contact me by telephone at (215) 979-1227 or by e-mail at jwkauffman@duanemorris.com.

Sincerely,

John W. Kauffman

cc: Donald H. Nikolaus
Frederick W. Dreher, Esq.
Gregory M. Shepard
J. Mark McKinzie, Esq.
J. Victor Peterson, Esq.

APPENDIX A

Exhibit 7.8:

Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

November 7, 2011

<u>Certified Mail</u>
<u>Return Receipt Requested</u>

Mr. Donald H. Nikolaus
President and CEO
Donegal Group Inc.
1195 River Road
Marietta, PA 17547-0302

Ms. Sheri O. Smith
Corporate Secretary
Donegal Group Inc.
1195 River Road
Marietta, PA 17547-0302

Re: Shareholder Proposal and Supporting Statement

Dear Mr. Nikolaus and Ms. Smith:

Enclosed is a shareholder proposal and supporting statement for inclusion in the proxy statement for the annual shareholders' meeting of Donegal Group Inc. (the "Company") to be held in April 2012.

Please know it is my intent to present the attached shareholder proposal at the Company's annual shareholders' meeting.

Enclosed is a copy of a Schedule 13D to be filed with the Securities and Exchange Commission on November 9, 2011 indicating that I am the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of the common stock of the Company. As required by Rule 14a-8 promulgated under the Securities Act of 1934, I (i) have continuously held shares with a market value of at least $2,000 for longer than the previous year, and (ii) intend to hold these shares through the date of the Company's annual shareholders' meeting.

Sincerely,

Gregory M. Shepard

Gregory M. Shepard

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of the Company, submits the following proposal:

Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.

Supporting Statement:

For many years, I have invested in publicly traded subsidiaries of mutual insurance companies. For example, in the past I owned 20% of Meridian Insurance Group, Inc. ("MIGI") and was the catalyst who provided the opportunity for State Auto Mutual Insurance Company's merger with Meridian Mutual Insurance Company, followed by State Auto Mutual's purchase of MIGI's publicly traded shares. My efforts helped to deliver the shares' true value to MIGI's publicly traded shareholders, with a 135% premium over the valuation of those shares prior to State Auto Mutual's purchase.

DGI, as a public company, has several advantages compared with being a mutual company: the ability to raise capital; additional flexibility to restructure; and the ability to provide incentives to management, employees, and agents. However, DGI has not been successful in delivering a positive return for its shareholders. DGI's Class A and Class B stock prices today are respectively 33% and 5% lower than five years ago.

As the owner of approximately 29.5% and 28.9% of the publicly traded Class A and Class B shares, I believe the Company's shares trade at a discount of more than 200% to their realizable value if combined with another mutual insurer. Examples of such realization of value include the Nationwide-ALLIED, State Auto-Meridian, and recently announced Nationwide-Harleysville transactions. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples, no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' true value as will a merger of DMIC with another mutual insurer, followed by the purchase of DGI's public shares.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the board and management of DGI have an obligation to take steps to realize the shares' true value. The board and management of DGI can best do this by taking the three steps contained in the aforesaid resolution, guided by the advice of an independent investment banker.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.3)*

DONEGAL GROUP INC.
(Name of Issuer)

Class A Common Stock
Class B Common Stock
(Title of Class of Securities)

Class A: 257701201
Class B: 257701300
(CUSIP Number of Class of Securities)

Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

(Name, address and telephone number of persons authorized to receive notices and communications. on behalf of person(s) filing statement)

November 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Class A CUSIP No. 257701201 and Class B CUSIP No. 257701300

1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

Gregory M. Shepard

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [x]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER **Class A 3,602,900; Class B 397,100**
	8.	SHARED VOTING POWER **-0-**
	9.	SOLE DISPOSITIVE POWER **Class A 3,602,900; Class B 397,100**
	10.	SHARED DISPOSITIVE POWER **-0-**

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A 3,602,900; Class B 397,100

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A 18.04%; Class B 7.12%

14. TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

The Schedule 13D filed with the Securities and Exchange Commission on July 12, 2010 (the "Initial 13D") by the Filing Person with respect to the Class A Shares and Class B Shares of Donegal Group Inc., a Delaware corporation (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 3 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

The Filing Person owns 3,602,900 Class A Shares and 397,100 Class B Shares purchased for $51,924,532 and $6,639,668, respectively (including commissions). The source of funding for the purchase of these Shares was personal funds.

ITEM 4 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

On November 7, 2011, the Filing Person submitted the following proposal to be presented and voted upon at the Issuer's 2012 Annual Meeting of Shareholders:

Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.

A copy of the proposal and supporting statement are attached hereto as Exhibit 7.8.

The Filing Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction,

price levels of the Class A and Class B Shares, the Issuer's response to the actions suggested by the Filing Person, actions taken by management and the Board of Directors of the Issuer, other investment opportunities available to the Filing Person and capital availability and applicable regulatory and legal constraints, conditions in the securities and capital markets, and general economic and industry conditions, the Filing Person may, from time to time and at any time, in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, but not limited to: communicating with management, the Board, other stockholders, industry participants and other interested or relevant parties (including financing sources and financial advisors) about the Issuer or proposing a potential or other transaction involving the Issuer and about various other matters, including the operations, business, strategic plans, assets and capital structure of the Issuer or one or more of the other items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D; requesting or proposing one or more nominees to the Board of Directors of the Issuer; purchasing additional securities of the Issuer in the open market or otherwise; entering into financial instruments or other agreements that increase or decrease the Filing Person's economic exposure with respect to his investment in the Issuer; and/or engaging in any hedging or similar transactions with respect to such holdings. The Filing Person reserves the right to change his current plans and intentions with respect to any and all matters referred to in Item 4 of Schedule 13D based on any of the foregoing factors or otherwise or to sell or distribute some or all of his respective holdings in the Issuer, at any time and from time to time, in the open market, in private transactions or otherwise.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

ITEMS 5 (a) AND 5 (b) OF THE INITIAL 13D ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY AS FOLLOWS:

a) As of the close of business on November 7, 2011, the Filing Person may be deemed to beneficially own, in the aggregate, 3,602,900 Class A Shares and 397,100 Class B Shares, representing approximately 18.04% and 7.12%, respectively, of the Issuer's outstanding Class A Shares and Class B Shares (based upon the 19,975,609 Class A Shares and 5,576,775 Class B Shares stated to be outstanding as of October 31, 2011 by the Issuer in the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2011).

b) The Filing Person has sole voting power and sole dispositive power with respect to 3,602,900 Class A Shares and 397,100 Class B Shares. The Filing Person has voting power in the aggregate equal to approximately 9.99%.

ITEM 5 (c) OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

c) The following table sets forth all purchases with respect to Class A Shares and Class B Shares effected during the past sixty (60) days by the Filing Person. All such transactions were effected in the open market, and the table includes commissions paid.

Date	Purchase Price Per Share	# of Class A Shares Purchased	Amount Paid
11/07/11	13.18	400	5,277.00

Date	Sale Price Per Share	# of Class B Shares Sold	Amount Received
11/07/11	16.00	360	5,756.20

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

7.8 Proposal and Supporting Statement

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 9, 2011

Gregory M. Shepard

Exhibit Index

7.8 Proposal and Supporting Statement

Exhibit 7.8:

Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

November 7, 2011

Certified Mail
Return Receipt Requested

Mr. Donald H. Nikolaus
President and CEO
Donegal Group Inc.
1195 River Road
Marietta, PA 17547-0302

Ms. Sheri O. Smith
Corporate Secretary
Donegal Group Inc.
1195 River Road
Marietta, PA 17547-0302

Re: Shareholder Proposal and Supporting Statement

Dear Mr. Nikolaus and Ms. Smith:

Enclosed is a shareholder proposal and supporting statement for inclusion in the proxy statement for the annual shareholders' meeting of Donegal Group Inc. (the "Company") to be held in April 2012.

Please know it is my intent to present the attached shareholder proposal at the Company's annual shareholders' meeting.

Enclosed is a copy of a Schedule 13D to be filed with the Securities and Exchange Commission on November 9, 2011 indicating that I am the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of the common stock of the Company. As required by Rule 14a-8 promulgated under the Securities Act of 1934, I (i) have continuously held shares with a market value of at least $2,000 for longer than the previous year, and (ii) intend to hold these shares through the date of the Company's annual shareholders' meeting.

Sincerely,

Gregory M. Shepard

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of the Company, submits the following proposal:

Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.

Supporting Statement:

For many years, I have invested in publicly traded subsidiaries of mutual insurance companies. For example, in the past I owned 20% of Meridian Insurance Group, Inc. ("MIGI") and was the catalyst who provided the opportunity for State Auto Mutual Insurance Company's merger with Meridian Mutual Insurance Company, followed by State Auto Mutual's purchase of MIGI's publicly traded shares. My efforts helped to deliver the shares' true value to MIGI's publicly traded shareholders, with a 135% premium over the valuation of those shares prior to State Auto Mutual's purchase.

DGI, as a public company, has several advantages compared with being a mutual company: the ability to raise capital; additional flexibility to restructure; and the ability to provide incentives to management, employees, and agents. However, DGI has not been successful in delivering a positive return for its shareholders. DGI's Class A and Class B stock prices today are respectively 33% and 5% lower than five years ago.

As the owner of approximately 29.5% and 28.9% of the publicly traded Class A and Class B shares, I believe the Company's shares trade at a discount of more than 200% to their realizable value if combined with another mutual insurer. Examples of such realization of value include the Nationwide-ALLIED, State Auto-Meridian, and recently announced Nationwide-Harleysville transactions. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples, no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' true value as will a merger of DMIC with another mutual insurer, followed by the purchase of DGI's public shares.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the board and management of DGI have an obligation to take steps to realize the shares' true value. The board and management of DGI can best do this by taking the three steps contained in the aforesaid resolution, guided by the advice of an independent investment banker.

APPENDIX B

RILEY BENNETT & EGLOFF, LLP

ATTORNEYS AT LAW

Answers, Advice and Advocacy

J. MARK MCKINZIE
Direct Fax: (317) 955-7156
E-mail: mmckinzie@rbelaw.com

January 9, 2012

VIA E-MAIL AND U.S. MAIL
jwkauffman@duanemorris.com
Mr. John W. Kauffman
DUANE MORRIS LLP
30 South 17th Street
Philadelphia, Pennsylvania 19103

Re: Donegal Group Inc.
Stockholder Proposal submitted by Gregory M. Shepard

Dear Mr. Kauffman:

In response to your letter of December 28, 2011 to the Securities and Exchange Commission, please find enclosed a revised Shareholder Proposal and Supporting Statement. You will note:

- The revised Proposal parallels the proposal that was at issue in First Franklin, which you admit the SEC found to be not excludable;
- In the Revised Proposal, references to Donegal Mutual have been deleted, rendering your comments in that regard moot; and
- In the Supporting Statement, references with regard to the Meridian-State Auto transaction have also been deleted, rendering your comments in that regard moot, as well.

On behalf of my client, Gregory M. Shepard, we ask that you immediately withdraw the no-action letter request of December 28, 2011 and confirm the same to us, in writing, no later than the end of the day on Wednesday, January 11, 2012 or by 5:00 p.m. Eastern Standard Time. You may contact me by telephone at my direct dial number of (317) 955-7116 or by e-mail at mmckinzie@rbelaw.com.

Sincerely,

RILEY BENNETT & EGLOFF, LLP

J. Mark McKinzie

Enclosure
cc: David H. Pittinsky (via e-mail only)
pittinsky@ballardspahr.com
JMM/2988.501/mcl/rlm/00410951

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of Donegal Group Inc. ("DGI"or the "Company"), submits the following proposal:

RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders.

Supporting Statement:

DGI has not been successful in delivering a positive return for its shareholders. On December 30, 2011, DGI's Class A and Class B stock prices were, respectively, 28% and 3% lower than five years earlier. (On December 29, 2006, DGI's Class A stock price was $19.59 per share and DGI's Class B stock price was $18.00 per share.)

As the owner of approximately 18.0% and 7.1 %, respectively, of the Class A and Class B shares of DGI, I believe the Company's shares trade at a substantial discount to their realizable value if combined with another mutual insurer. Examples of such realization of value include the following transactions: Nationwide-ALLIED (74% premium over pre-announcement share price), State Auto-Meridian (135% premium over the share price immediately before American Union's tender offer (State Auto outbid American Union)), and recently announced Nationwide-Harleysville (137% premium over share price one day preceding announcement).

The proposed Nationwide Mutual merger with Pennsylvania-domiciled Harleysville Mutual followed by the purchase of Harleysville Group's publicly traded shares has not yet closed. Eventually the terms of the transaction and even the acquirer could change, as there were two (2) other competing bidders in addition to Nationwide as disclosed in Harleysville Group's Proxy Statement of December 23, 2011, one of whom was Liberty Mutual. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples (and especially the most recent example with Harleysville), it is my opinion that no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' value as will a merger or sale of the Company to another mutual insurer.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the Board of Directors of DGI should take steps to realize the shares' value. The Board of Directors of DGI can best do this by following the steps contained in the aforesaid resolution, guided by the advice of an independent investment banker, and taking advantage of the present market for insurance company consolidation.

APPENDIX C

LATHROP & GAGE LLP

VIC PETERSON
DIRECT LINE: 312.920.3337
EMAIL: VPETERSON@LATHROPGAGE.COM
WWW.LATHROPGAGE.COM

100 N. RIVERSIDE PLAZA, SUITE 2100
CHICAGO, ILLINOIS 60606
PHONE: 312.920.3300
FAX: 312.920.3301

January 13, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Donegal Group Inc. ("DGI")
Securities Exchange Act of 1934 (the "Exchange Act"); Rule 14a-8
Omission of Stockholder Proposal
Submitted by Gregory M. Shepard (the "Proponent")

Ladies and Gentlemen:

On behalf of the Proponent, we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") decline to grant the no-action relief requested by DGI in its letter to the Staff dated December 28, 2011 (the "DGI Letter"), and that the Staff instead concur with the Proponent's conclusions that DGI may not properly omit the Proponent's revised stockholder proposal and supporting statement attached as Exhibit A to this letter (the "Revised Proposal") from the proxy materials DGI will distribute in connection with its 2012 annual meeting of stockholders (the "2012 Proxy Materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), the Proponent is emailing this letter and the exhibits to this letter to the Commission at shareholderproposals@sec.gov. Because the Proponent is submitting this request electronically, pursuant to SLB 14D, the Proponent is not enclosing the additional six copies Rule 14a-8(k) requires. Also, in accordance with Rule 14a-8(k), the Proponent is simultaneously e-mailing this letter and its exhibits to John W. Kauffman of Duane Morris LLP, which is DGI's counsel, and will deliver it by overnight delivery to DGI's attention, c/o Donald H. Nikolaus, President, Donegal Group Inc., 1195 River Road, Marietta, PA 17547, as requested in the DGI Letter. These deliveries inform DGI of this letter to the Staff in response to the DGI Letter. On behalf of the Proponent, we confirm that the Proponent will promptly forward to DGI any Staff response to this letter or DGI's no-action request that the Staff transmits to us only.

On November 7, 2011, the Proponent submitted a shareholder proposal and supporting statement (the "Original Proposal") to DGI. On December 15, 2011, David H. Pittinsky of Ballard Spahr LLP, which is also DGI's counsel, sent a letter to J. Mark McKinzie of Riley Bennett & Egloff, LLP, the Proponent's counsel, and to the Proponent declining to include the Original Proposal in the 2012 Proxy Materials unless an agreement on its language could be reached by December 23, 2011. No such agreement was reached in the brief timeframe offered unilaterally by DGI, and Duane Morris sent the DGI Letter to the Staff on December 28, 2011, as mentioned above.

On January 9, 2012, the Proponent sent to Duane Morris and Ballard Spahr a stockholder proposal and supporting statement that is substantially similar to the Revised Proposal. The Revised Proposal eliminates the language that DGI found objectionable. The Proponent requested that DGI withdraw its no-action letter with the SEC. DGI has failed to respond to the Proponent's request to withdraw DGI's no-action request.

This letter responds to the DGI Letter to the Staff and requests the Staff not to grant DGI's no-action request. For the convenience of the Staff, a redline comparison of the Revised Proposal against the Original Proposal is attached as Exhibit B to this letter.

As DGI admits on page 7 of the DGI Letter, in its response to a request for a no-action letter from *First Franklin Corporation* (available February 22, 2006), "the Staff found that a proposal to engage the services of an investment banking firm to evaluate alternatives to enhance stockholder value and to take all necessary steps to seek actively a sale or merger was not properly excludable." For the convenience of the Staff, a copy of the request by *First Franklin Corporation* for a no-action letter and the Staff's response are attached as Exhibit C to this letter.

Please note that the Revised Proposal has been phrased to match the language utilized in *First Franklin Corporation* and that, as a result, all of DGI's objections to the Original Proposal are moot, as discussed below. In particular, the Revised Proposal states:

> "RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders."

The *First Franklin* proposal stated the following:

> "RESOLVED: That the shareholders of First Franklin, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of First Franklin, and the shareholders further request that

the Board take all other steps necessary to actively seek a sale or merger of First Franklin on terms that will maximize share value for shareholders."

The only difference between the Revised Proposal and the *First Franklin* proposal on which it is based is the name of the company. The Revised Proposal, just like the proposal to *First Franklin*, requests the Board of Directors to consider a merger or sale of DGI, which is a proposal that relates to an extraordinary transaction and that, therefore, may not properly be excluded by DGI from its 2012 Proxy Materials on the basis of Rule 14a-8(i)(7), which permits excluding proposals relating to ordinary business operations.

The DGI Letter also argues that the Original Proposal may be excluded on the basis of Rule 14a-8(i)(6), because DGI lacks the power or authority to implement the proposal to the extent that it relates to Donegal Mutual Insurance Company ("DMIC"), which the DGI Letter asserts DGI does not control. Whatever the merits of this objection with respect to the Original Proposal, however, it does not apply to the Revised Proposal, which omits all references to DMIC.

Similarly, the DGI Letter's objections to the Original Proposal on the basis of Rule 14a-8(i)(3) do not apply to the Revised Proposal. DGI alleges that the Original Proposal may be excluded on the grounds that it violates the proxy rules, and in particular Rule 14a-9. The Revised Proposal does not include any of the statements in the Original Proposal to which DGI objected. All of the statements in the Supporting Statement accompanying the Revised Proposal are fact-based, or are otherwise fair commentary of the Proponent.

For the reasons stated above, DGI has failed to satisfy its burden of showing that the Revised Proposal may be excluded from the 2012 Proxy Materials. Accordingly, the Proponent respectfully requests that the Staff decline to grant DGI's no-action request.

If we can be of further assistance in this matter, please contact me by telephone at (312) 920-3337 or by e-mail at vpeterson@lathropgage.com.

Sincerely,

LATHROP & GAGE LLP

J. Victor Peterson

Cc: Gregory M. Shepard
J. Mark McKinzie, Riley Bennett & Egloff, LLP
John W. Kauffman, Duane Morris LLP, via Federal Express
David H. Pittinsky, Ballard Spahr LLP, via Federal Express
Donald H. Nikolaus, Donegal Group Inc., via Federal Express

Exhibit A

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of Donegal Group Inc. ("DGI" or the "Company"), submits the following proposal:

RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders.

Supporting Statement:

DGI has not been successful in delivering a positive return for its shareholders. On December 30, 2011, DGI's Class A and Class B stock prices were, respectively, 28% and 3% lower than five years earlier. (On December 29, 2006, DGI's Class A stock price was $19.59 per share and DGI's Class B stock price was $18.00 per share.)

As the owner of approximately 18.0% and 7.1%, respectively, of the Class A and Class B shares of DGI, I believe the Company's shares trade at a substantial discount to their realizable value if combined with another mutual insurer. Examples of such realization of value include the following transactions: Nationwide-ALLIED (74% premium over pre-announcement share price), State Auto-Meridian (135% premium over the share price immediately before American Union's tender offer (State Auto outbid American Union)), and recently announced Nationwide-Harleysville (137% premium over share price five days preceding announcement).

The proposed Nationwide Mutual merger with Pennsylvania-domiciled Harleysville Mutual followed by the purchase of Harleysville Group's publicly traded shares has not yet closed. Eventually the terms of the transaction and even the acquirer could change, as there were two (2) other competing bidders in addition to Nationwide as disclosed in Harleysville Group's Proxy Statement of December 23, 2011, one of whom was Liberty Mutual. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples (an especially the most recent example with Harleysville), it is my opinion that no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' value as will a merger or sale of the Company to another mutual insurer.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the Board of Directors of DGI should take steps to realize the shares' value. The Board of Directors of DGI can best do this by following the steps contained in the aforesaid resolution, guided by the advice of an independent investment banker, and taking advantage of the present market for insurance company consolidation.

Exhibit B

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of Donegal Group Inc. ("DGI" or the Company"Company"), submits the following proposal:

~~Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.~~

RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders.

Supporting Statement:

~~For many years, I have invested in publicly traded subsidiaries of mutual insurance companies. For example, in the past I owned 20% of Meridian Insurance Group, Inc. ("MIGI") and was the catalyst who provided the opportunity for State Auto Mutual Insurance Company's merger with Meridian Mutual Insurance Company, followed by State Auto Mutual's purchase of MIGI's publicly traded shares. My efforts helped to deliver the share's true value to MIGI's publicly traded shareholders, with a 135% premium over the valuation of those shares prior to State Auto Mutual's purchase.~~

~~DGI, as a public company, has several advantages compared with being a mutual company: the ability to raise capital; additional flexibility to restructure; and the ability to provide incentives to management, employees, and agents. However,~~ DGI has not been successful in delivering a positive return for its shareholders. On December 30, 2011, DGI's Class A and Class B stock prices ~~today are~~ were, respectively ~~33~~, 28% and 53% lower than five years ~~ago~~earlier. *(On December 29, 2006, DGI's Class A stock price was $19.59 per share and DGI's Class B stock price was $18.00 per share.)*

As the owner of approximately ~~29.5~~18.0% and ~~28.9%~~ 7.1%, respectively, of the ~~publicly traded~~ Class A and Class B shares of DGI, I believe the Company's shares trade at a substantial discount ~~of more than 200%~~ to their realizable value if combined with another mutual insurer. Examples of such realization of value include the following transactions: Nationwide-ALLIED (74% premium over pre-announcement share price), State Auto-Meridian (135% premium over the share price immediately before American Union's tender offer (State Auto outbid American Union)), and recently announced Nationwide-Harleysville ~~transactions. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples, no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' true value as will a merger of DMIC with another mutual insurer, followed by the purchase of DGI's public shares.~~ (137% premium over share price five days preceding announcement).

The proposed Nationwide Mutual merger with Pennsylvania-domiciled Harleysville Mutual followed by the purchase of Harleysville Group's publicly traded shares has not yet closed. Eventually the terms of the transaction and even the acquirer could change, as there were two (2) other competing bidders in addition to Nationwide as disclosed in Harleysville Group's Proxy Statement of December 23, 2011, one of whom

was Liberty Mutual. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples (an especially the most recent example with Harleysville), it is my opinion that no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' value as will a merger or sale of the Company to another mutual insurer.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the ~~board and management~~ Board of Directors of DGI ~~have an obligation to~~ should take steps to realize the shares' ~~true~~ value. The ~~board and management~~ Board of Directors of DGI can best do this by ~~taking~~ following the ~~three~~ steps contained in the aforesaid resolution, guided by the advice of an independent investment banker, and taking advantage of the present market for insurance company consolidation.

DUANE MORRIS

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JOHN W. KAUFFMAN
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January 18, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Donegal Group Inc. ("DGI")
Securities Exchange Act of 1934; Rule 14a-8
Omission of Stockholder Proposal (the "Original Proposal")
Submitted by Gregory M. Shepard (the "Proponent")
Original No-Action Letter Request Dated December 28, 2011 (the "Original Request")

Ladies and Gentlemen:

On December 28, 2011, we filed the Original Request with the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on behalf of DGI. The Original Request sought, and, by this letter, continues to seek, Staff concurrence that DGI may exclude the Original Proposal for the reasons set forth in the Original Request.

We file this supplemental no-action request under Commission Rule 14a-8(j) in response to three letters DGI has received, all of which have been submitted on behalf of the Proponent. The letters are as follows:

- A letter from the Proponent dated November 7, 2011 that DGI received on November 14, 2011 (the "First Letter"). The First Letter included the Original Proposal. We attach a copy of the First Letter as Appendix A to our letter.

- A letter from J. Mark McKinzie ("Mr. McKinzie") dated January 9, 2012 that DGI received on January 9, 2012 (the "Second Letter"). The Second Letter contained a revised and substantially different stockholder proposal (the "Second Proposal"). We attach a copy of the Second Letter as Appendix B to our letter.

- A letter from J. Victor Peterson ("Mr. Peterson") dated January 13, 2012 that DGI received on January 16, 2012 (the "Third Letter"). The Third Letter included a stockholder proposal identical to the Second Proposal (the "Third Proposal" and, together with the Second Proposal, the "Revised Proposals"). We attach a copy of the Third Letter as Appendix C to our letter.

It appears that the Proponent has not complied with Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB No. 14"). SLB No. 14 requires that a proponent furnish all correspondence relating to a no-action request to the Staff. There is no information available to us that indicates the Proponent did so with respect to the Second Letter.

SLB No. 14 further provides that a company such as DGI has no obligation to acknowledge or accept the Revised Proposals. By this letter, on DGI's behalf, we advise the Staff that DGI neither accepts nor acknowledges the Revised Proposals.

We further note that, even if the Proponent had timely filed the Revised Proposals, the Revised Proposals do not adequately cure the deficiencies DGI asserted in the Original Request.

Accordingly, we request, on behalf of DGI, that the Staff continue its review of the Original Request and grant DGI no-action relief to exclude the Original Proposal from DGI's 2012 annual proxy materials.

We further request that the Staff grant no-action relief to DGI and concur with DGI's conclusions that DGI may, as provided in SLB No. 14, properly omit the Revised Proposals and their respective supporting statements from the proxy materials DGI will distribute in connection with its 2012 annual meeting of stockholders for the following reasons:

- Rule 14a-8(e)(2) permits the exclusion of the Revised Proposals because the Proponent submitted the Revised Proposals after the deadline for submitting stockholder proposals; and

- Rule 14a-8(c) permits the exclusion of the Revised Proposals because the Revised Proposals constitute a second proposal and a third proposal in violation of the rule that a stockholder may submit only one proposal in connection with a particular stockholder meeting.

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008), on behalf of DGI, we are emailing this letter and the exhibits to this letter to the Commission at shareholderproposals@sec.gov. Because we are submitting this request electronically, we are not enclosing the additional six copies Rule 14a-8(j) requires. We are also sending copies of this letter and the exhibits to Mr. McKinzie and Mr. Peterson via e-mail and to the Proponent by overnight delivery. On behalf of DGI, we confirm that DGI will promptly forward to the Proponent any Staff response to the Original Request and to this no-action request that the Staff transmits only to us.

I. *DGI may omit the Revised Proposals because the Proponent did not timely submit the Revised Proposals under Rule 14a-8(e).*

The Proponent submitted the Second Proposal to DGI's counsel on January 9, 2012 and the Proponent submitted the Third Proposal on January 13, 2012. Under Rule 14a-8(e), the latest date by which a DGI stockholder could have submitted a stockholder proposal for inclusion in DGI's 2012 annual proxy materials was November 21, 2011, as DGI stated in its definitive proxy materials in connection with DGI's 2011 annual meeting of stockholders. Therefore, DGI may properly exclude the Revised Proposals from DGI's 2012 annual proxy materials because they are not timely under Rule 14a-8(e). *See Avalon Holdings Corporation* (available January 23, 2003) in which the Staff granted no-action relief under Rule 14a-8(e)(2) because the company received a revised proposal after the deadline for submitting stockholder proposals. *See also, International Business Machines Corporation* (available February 2, 2005) in which the Staff granted no-action relief under Rule 14a-8(e)(2) because the company received a revised proposal after the deadline for submitting stockholder proposals.

II. *DGI may omit the Revised Proposals because the Revised Proposals exceed the one annual stockholder proposal limitation under Rule 14a-8(c).*

The Proponent submitted the Original Proposal on November 14, 2011; the Original Proposal is the subject of the Original Request. The Proponent has not expressly withdrawn the Original Proposal, but, in our opinion, the Proponent no longer evidences any interest in pursuing the Original Proposal because the Proponent has submitted the Revised Proposals together with their respective supporting statements. The Revised Proposals and their respective supporting statements each differ materially from the Original Proposal and its supporting statement. Under Rule 14a-8(c) "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting" (emphasis supplied). The Revised Proposals differ materially from the Original Proposal and therefore constitute the submission by the same stockholder of more than one proposal with respect to a particular annual meeting of stockholders.

Based upon the foregoing analysis, DGI may properly exclude the Revised Proposals from DGI's 2012 proxy materials pursuant to Rule 14a-8(e)(2) and Rule 14a-8(c).

If you have any questions or require additional information, please contact me by telephone at (215) 979-1227 or by e-mail at jwkauffman@duanemorris.com.

Sincerely,

John W. Kauffman

cc: Donald H. Nikolaus
Frederick W. Dreher, Esq.
Gregory M. Shepard
J. Mark McKinzie, Esq.
J. Victor Peterson, Esq.

APPENDIX A

Exhibit 7.8:

Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

November 7, 2011

Certified Mail
Return Receipt Requested

Mr. Donald H. Nikolaus
President and CEO
Donegal Group Inc.
1195 River Road
Marietta, PA 17547-0302

Ms. Sheri O. Smith
Corporate Secretary
Donegal Group Inc.
1195 River Road
Marietta, PA 17547-0302

Re: Shareholder Proposal and Supporting Statement

Dear Mr. Nikolaus and Ms. Smith:

Enclosed is a shareholder proposal and supporting statement for inclusion in the proxy statement for the annual shareholders' meeting of Donegal Group Inc. (the "Company") to be held in April 2012.

Please know it is my intent to present the attached shareholder proposal at the Company's annual shareholders' meeting.

Enclosed is a copy of a Schedule 13D to be filed with the Securities and Exchange Commission on November 9, 2011 indicating that I am the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of the common stock of the Company. As required by Rule 14a-8 promulgated under the Securities Act of 1934, I (i) have continuously held shares with a market value of at least $2,000 for longer than the previous year, and (ii) intend to hold these shares through the date of the Company's annual shareholders' meeting.

Sincerely,

Gregory M. Shepard

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of the Company, submits the following proposal:

Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.

Supporting Statement:

For many years, I have invested in publicly traded subsidiaries of mutual insurance companies. For example, in the past I owned 20% of Meridian Insurance Group, Inc. ("MIGI") and was the catalyst who provided the opportunity for State Auto Mutual Insurance Company's merger with Meridian Mutual Insurance Company, followed by State Auto Mutual's purchase of MIGI's publicly traded shares. My efforts helped to deliver the shares' true value to MIGI's publicly traded shareholders, with a 135% premium over the valuation of those shares prior to State Auto Mutual's purchase.

DGI, as a public company, has several advantages compared with being a mutual company: the ability to raise capital; additional flexibility to restructure; and the ability to provide incentives to management, employees, and agents. However, DGI has not been successful in delivering a positive return for its shareholders. DGI's Class A and Class B stock prices today are respectively 33% and 5% lower than five years ago.

As the owner of approximately 29.5% and 28.9% of the publicly traded Class A and Class B shares, I believe the Company's shares trade at a discount of more than 200% to their realizable value if combined with another mutual insurer. Examples of such realization of value include the Nationwide-ALLIED, State Auto-Meridian, and recently announced Nationwide-Harleysville transactions. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples, no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' true value as will a merger of DMIC with another mutual insurer, followed by the purchase of DGI's public shares.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the board and management of DGI have an obligation to take steps to realize the shares' true value. The board and management of DGI can best do this by taking the three steps contained in the aforesaid resolution, guided by the advice of an independent investment banker.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.3)*

DONEGAL GROUP INC.
(Name of Issuer)

Class A Common Stock
Class B Common Stock
(Title of Class of Securities)

Class A: 257701201
Class B: 257701300
(CUSIP Number of Class of Securities)

Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of person(s) filing statement)

November 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Class A CUSIP No. 257701201 and Class B CUSIP No. 257701300

1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

Gregory M. Shepard

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[x]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

Class A 3,602,900; Class B 397,100

8. SHARED VOTING POWER

-0-

9. SOLE DISPOSITIVE POWER

Class A 3,602,900; Class B 397,100

10. SHARED DISPOSITIVE POWER

-0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A 3,602,900; Class B 397,100

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A 18.04%; Class B 7.12%

14. TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

The Schedule 13D filed with the Securities and Exchange Commission on July 12, 2010 (the "Initial 13D") by the Filing Person with respect to the Class A Shares and Class B Shares of Donegal Group Inc., a Delaware corporation (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 3 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

The Filing Person owns 3,602,900 Class A Shares and 397,100 Class B Shares purchased for $51,924,532 and $6,639,668, respectively (including commissions). The source of funding for the purchase of these Shares was personal funds.

ITEM 4 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

On November 7, 2011, the Filing Person submitted the following proposal to be presented and voted upon at the Issuer's 2012 Annual Meeting of Shareholders:

Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.

A copy of the proposal and supporting statement are attached hereto as Exhibit 7.8.

The Filing Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction,

price levels of the Class A and Class B Shares, the Issuer's response to the actions suggested by the Filing Person, actions taken by management and the Board of Directors of the Issuer, other investment opportunities available to the Filing Person and capital availability and applicable regulatory and legal constraints, conditions in the securities and capital markets, and general economic and industry conditions, the Filing Person may, from time to time and at any time, in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, but not limited to: communicating with management, the Board, other stockholders, industry participants and other interested or relevant parties (including financing sources and financial advisors) about the Issuer or proposing a potential or other transaction involving the Issuer and about various other matters, including the operations, business, strategic plans, assets and capital structure of the Issuer or one or more of the other items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D; requesting or proposing one or more nominees to the Board of Directors of the Issuer; purchasing additional securities of the Issuer in the open market or otherwise; entering into financial instruments or other agreements that increase or decrease the Filing Person's economic exposure with respect to his investment in the Issuer; and/or engaging in any hedging or similar transactions with respect to such holdings. The Filing Person reserves the right to change his current plans and intentions with respect to any and all matters referred to in Item 4 of Schedule 13D based on any of the foregoing factors or otherwise or to sell or distribute some or all of his respective holdings in the Issuer, at any time and from time to time, in the open market, in private transactions or otherwise.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

ITEMS 5 (a) AND 5 (b) OF THE INITIAL 13D ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY AS FOLLOWS:

a) As of the close of business on November 7, 2011, the Filing Person may be deemed to beneficially own, in the aggregate, 3,602,900 Class A Shares and 397,100 Class B Shares, representing approximately 18.04% and 7.12%, respectively, of the Issuer's outstanding Class A Shares and Class B Shares (based upon the 19,975,609 Class A Shares and 5,576,775 Class B Shares stated to be outstanding as of October 31, 2011 by the Issuer in the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2011).

b) The Filing Person has sole voting power and sole dispositive power with respect to 3,602,900 Class A Shares and 397,100 Class B Shares. The Filing Person has voting power in the aggregate equal to approximately 9.99%.

ITEM 5 (c) OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

c) The following table sets forth all purchases with respect to Class A Shares and Class B Shares effected during the past sixty (60) days by the Filing Person. All such transactions were effected in the open market, and the table includes commissions paid.

Date	Purchase Price Per Share	# of Class A Shares Purchased	Amount Paid
11/07/11	13.18	400	5,277.00

Date	Sale Price Per Share	# of Class B Shares Sold	Amount Received
11/07/11	16.00	360	5,756.20

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

7.8 Proposal and Supporting Statement

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 9, 2011

Gregory M. Shepard

Exhibit Index

Exhibit 7.8:

Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

November 7, 2011

<u>Certified Mail</u>
<u>Return Receipt Requested</u>

Mr. Donald H. Nikolaus
President and CEO
Donegal Group Inc.
1195 River Road
Marietta, PA 17547-0302

Ms. Sheri O. Smith
Corporate Secretary
Donegal Group Inc.
1195 River Road
Marietta, PA 17547-0302

Re: Shareholder Proposal and Supporting Statement

Dear Mr. Nikolaus and Ms. Smith:

Enclosed is a shareholder proposal and supporting statement for inclusion in the proxy statement for the annual shareholders' meeting of Donegal Group Inc. (the "Company") to be held in April 2012.

Please know it is my intent to present the attached shareholder proposal at the Company's annual shareholders' meeting.

Enclosed is a copy of a Schedule 13D to be filed with the Securities and Exchange Commission on November 9, 2011 indicating that I am the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of the common stock of the Company. As required by Rule 14a-8 promulgated under the Securities Act of 1934, I (i) have continuously held shares with a market value of at least $2,000 for longer than the previous year, and (ii) intend to hold these shares through the date of the Company's annual shareholders' meeting.

Sincerely,

Gregory M. Shepard

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of the Company, submits the following proposal:

Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.

Supporting Statement:

For many years, I have invested in publicly traded subsidiaries of mutual insurance companies. For example, in the past I owned 20% of Meridian Insurance Group, Inc. ("MIGI") and was the catalyst who provided the opportunity for State Auto Mutual Insurance Company's merger with Meridian Mutual Insurance Company, followed by State Auto Mutual's purchase of MIGI's publicly traded shares. My efforts helped to deliver the shares' true value to MIGI's publicly traded shareholders, with a 135% premium over the valuation of those shares prior to State Auto Mutual's purchase.

DGI, as a public company, has several advantages compared with being a mutual company: the ability to raise capital; additional flexibility to restructure; and the ability to provide incentives to management, employees, and agents. However, DGI has not been successful in delivering a positive return for its shareholders. DGI's Class A and Class B stock prices today are respectively 33% and 5% lower than five years ago.

As the owner of approximately 29.5% and 28.9% of the publicly traded Class A and Class B shares, I believe the Company's shares trade at a discount of more than 200% to their realizable value if combined with another mutual insurer. Examples of such realization of value include the Nationwide-ALLIED, State Auto-Meridian, and recently announced Nationwide-Harleysville transactions. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples, no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' true value as will a merger of DMIC with another mutual insurer, followed by the purchase of DGI's public shares.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the board and management of DGI have an obligation to take steps to realize the shares' true value. The board and management of DGI can best do this by taking the three steps contained in the aforesaid resolution, guided by the advice of an independent investment banker.

APPENDIX B

RILEY BENNETT & EGLOFF, LLP

ATTORNEYS AT LAW

Answers, Advice and Advocacy

J. MARK MCKINZIE
Direct Fax: (317) 955-7156
E-mail: mmckinzie@rbelaw.com

January 9, 2012

VIA E-MAIL AND U.S. MAIL
jwkauffman@duanemorris.com
Mr. John W. Kauffman
DUANE MORRIS LLP
30 South 17th Street
Philadelphia, Pennsylvania 19103

Re: Donegal Group Inc.
Stockholder Proposal submitted by Gregory M. Shepard

Dear Mr. Kauffman:

In response to your letter of December 28, 2011 to the Securities and Exchange Commission, please find enclosed a revised Shareholder Proposal and Supporting Statement. You will note:

- The revised Proposal parallels the proposal that was at issue in First Franklin, which you admit the SEC found to be not excludable;
- In the Revised Proposal, references to Donegal Mutual have been deleted, rendering your comments in that regard moot; and
- In the Supporting Statement, references with regard to the Meridian-State Auto transaction have also been deleted, rendering your comments in that regard moot, as well.

On behalf of my client, Gregory M. Shepard, we ask that you immediately withdraw the no-action letter request of December 28, 2011 and confirm the same to us, in writing, no later than the end of the day on Wednesday, January 11, 2012 or by 5:00 p.m. Eastern Standard Time. You may contact me by telephone at my direct dial number of (317) 955-7116 or by e-mail at mmckinzie@rbelaw.com.

Sincerely,

RILEY BENNETT & EGLOFF, LLP

J. Mark McKinzie

Enclosure
cc: David H. Pittinsky (via e-mail only)
pittinsky@ballardspahr.com
JMM/2988.501/mcl/rlm/00410951

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of Donegal Group Inc. ("DGI"or the "Company"), submits the following proposal:

RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders.

Supporting Statement:

DGI has not been successful in delivering a positive return for its shareholders. On December 30, 2011, DGI's Class A and Class B stock prices were, respectively, 28% and 3% lower than five years earlier. (On December 29, 2006, DGI's Class A stock price was $19.59 per share and DGI's Class B stock price was $18.00 per share.)

As the owner of approximately 18.0% and 7.1 %, respectively, of the Class A and Class B shares of DGI, I believe the Company's shares trade at a substantial discount to their realizable value if combined with another mutual insurer. Examples of such realization of value include the following transactions: Nationwide-ALLIED (74% premium over pre-announcement share price), State Auto-Meridian (135% premium over the share price immediately before American Union's tender offer (State Auto outbid American Union)), and recently announced Nationwide-Harleysville (137% premium over share price one day preceding announcement).

The proposed Nationwide Mutual merger with Pennsylvania-domiciled Harleysville Mutual followed by the purchase of Harleysville Group's publicly traded shares has not yet closed. Eventually the terms of the transaction and even the acquirer could change, as there were two (2) other competing bidders in addition to Nationwide as disclosed in Harleysville Group's Proxy Statement of December 23, 2011, one of whom was Liberty Mutual. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples (and especially the most recent example with Harleysville), it is my opinion that no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' value as will a merger or sale of the Company to another mutual insurer.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the Board of Directors of DGI should take steps to realize the shares' value. The Board of Directors of DGI can best do this by following the steps contained in the aforesaid resolution, guided by the advice of an independent investment banker, and taking advantage of the present market for insurance company consolidation.

APPENDIX C

LATHROP & GAGE LLP

VIC PETERSON
DIRECT LINE: 312.920.3337
EMAIL: VPETERSON@LATHROPGAGE.COM
WWW.LATHROPGAGE.COM

100 N. RIVERSIDE PLAZA, SUITE 2100
CHICAGO, ILLINOIS 60606
PHONE: 312.920.3300
FAX: 312.920.3301

January 13, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Donegal Group Inc. ("DGI")
Securities Exchange Act of 1934 (the "Exchange Act"); Rule 14a-8
Omission of Stockholder Proposal
Submitted by Gregory M. Shepard (the "Proponent")

Ladies and Gentlemen:

On behalf of the Proponent, we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") decline to grant the no-action relief requested by DGI in its letter to the Staff dated December 28, 2011 (the "DGI Letter"), and that the Staff instead concur with the Proponent's conclusions that DGI may not properly omit the Proponent's revised stockholder proposal and supporting statement attached as Exhibit A to this letter (the "Revised Proposal") from the proxy materials DGI will distribute in connection with its 2012 annual meeting of stockholders (the "2012 Proxy Materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), the Proponent is emailing this letter and the exhibits to this letter to the Commission at shareholderproposals@sec.gov. Because the Proponent is submitting this request electronically, pursuant to SLB 14D, the Proponent is not enclosing the additional six copies Rule 14a-8(k) requires. Also, in accordance with Rule 14a-8(k), the Proponent is simultaneously e-mailing this letter and its exhibits to John W. Kauffman of Duane Morris LLP, which is DGI's counsel, and will deliver it by overnight delivery to DGI's attention, c/o Donald H. Nikolaus, President, Donegal Group Inc., 1195 River Road, Marietta, PA 17547, as requested in the DGI Letter. These deliveries inform DGI of this letter to the Staff in response to the DGI Letter. On behalf of the Proponent, we confirm that the Proponent will promptly forward to DGI any Staff response to this letter or DGI's no-action request that the Staff transmits to us only.

On November 7, 2011, the Proponent submitted a shareholder proposal and supporting statement (the "Original Proposal") to DGI. On December 15, 2011, David H. Pittinsky of Ballard Spahr LLP, which is also DGI's counsel, sent a letter to J. Mark McKinzie of Riley Bennett & Egloff, LLP, the Proponent's counsel, and to the Proponent declining to include the Original Proposal in the 2012 Proxy Materials unless an agreement on its language could be reached by December 23, 2011. No such agreement was reached in the brief timeframe offered unilaterally by DGI, and Duane Morris sent the DGI Letter to the Staff on December 28, 2011, as mentioned above.

On January 9, 2012, the Proponent sent to Duane Morris and Ballard Spahr a stockholder proposal and supporting statement that is substantially similar to the Revised Proposal. The Revised Proposal eliminates the language that DGI found objectionable. The Proponent requested that DGI withdraw its no-action letter with the SEC. DGI has failed to respond to the Proponent's request to withdraw DGI's no-action request.

This letter responds to the DGI Letter to the Staff and requests the Staff not to grant DGI's no-action request. For the convenience of the Staff, a redline comparison of the Revised Proposal against the Original Proposal is attached as Exhibit B to this letter.

As DGI admits on page 7 of the DGI Letter, in its response to a request for a no-action letter from *First Franklin Corporation* (available February 22, 2006), "the Staff found that a proposal to engage the services of an investment banking firm to evaluate alternatives to enhance stockholder value and to take all necessary steps to seek actively a sale or merger was not properly excludable." For the convenience of the Staff, a copy of the request by *First Franklin Corporation* for a no-action letter and the Staff's response are attached as Exhibit C to this letter.

Please note that the Revised Proposal has been phrased to match the language utilized in *First Franklin Corporation* and that, as a result, all of DGI's objections to the Original Proposal are moot, as discussed below. In particular, the Revised Proposal states:

> "RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders."

The *First Franklin* proposal stated the following:

> "RESOLVED: That the shareholders of First Franklin, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of First Franklin, and the shareholders further request that

the Board take all other steps necessary to actively seek a sale or merger of First Franklin on terms that will maximize share value for shareholders."

The only difference between the Revised Proposal and the *First Franklin* proposal on which it is based is the name of the company. The Revised Proposal, just like the proposal to *First Franklin*, requests the Board of Directors to consider a merger or sale of DGI, which is a proposal that relates to an extraordinary transaction and that, therefore, may not properly be excluded by DGI from its 2012 Proxy Materials on the basis of Rule 14a-8(i)(7), which permits excluding proposals relating to ordinary business operations.

The DGI Letter also argues that the Original Proposal may be excluded on the basis of Rule 14a-8(i)(6), because DGI lacks the power or authority to implement the proposal to the extent that it relates to Donegal Mutual Insurance Company ("DMIC"), which the DGI Letter asserts DGI does not control. Whatever the merits of this objection with respect to the Original Proposal, however, it does not apply to the Revised Proposal, which omits all references to DMIC.

Similarly, the DGI Letter's objections to the Original Proposal on the basis of Rule 14a-8(i)(3) do not apply to the Revised Proposal. DGI alleges that the Original Proposal may be excluded on the grounds that it violates the proxy rules, and in particular Rule 14a-9. The Revised Proposal does not include any of the statements in the Original Proposal to which DGI objected. All of the statements in the Supporting Statement accompanying the Revised Proposal are fact-based, or are otherwise fair commentary of the Proponent.

For the reasons stated above, DGI has failed to satisfy its burden of showing that the Revised Proposal may be excluded from the 2012 Proxy Materials. Accordingly, the Proponent respectfully requests that the Staff decline to grant DGI's no-action request.

If we can be of further assistance in this matter, please contact me by telephone at (312) 920-3337 or by e-mail at vpeterson@lathropgage.com.

Sincerely,

LATHROP & GAGE LLP

Victor Peterson

J. Victor Peterson

Cc: Gregory M. Shepard
J. Mark McKinzie, Riley Bennett & Egloff, LLP
John W. Kauffman, Duane Morris LLP, via Federal Express
David H. Pittinsky, Ballard Spahr LLP, via Federal Express
Donald H. Nikolaus, Donegal Group Inc., via Federal Express

Exhibit A

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of Donegal Group Inc. ("DGI" or the "Company"), submits the following proposal:

RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders.

Supporting Statement:

DGI has not been successful in delivering a positive return for its shareholders. On December 30, 2011, DGI's Class A and Class B stock prices were, respectively, 28% and 3% lower than five years earlier. (On December 29, 2006, DGI's Class A stock price was $19.59 per share and DGI's Class B stock price was $18.00 per share.)

As the owner of approximately 18.0% and 7.1%, respectively, of the Class A and Class B shares of DGI, I believe the Company's shares trade at a substantial discount to their realizable value if combined with another mutual insurer. Examples of such realization of value include the following transactions: Nationwide-ALLIED (74% premium over pre-announcement share price), State Auto-Meridian (135% premium over the share price immediately before American Union's tender offer (State Auto outbid American Union)), and recently announced Nationwide-Harleysville (137% premium over share price five days preceding announcement).

The proposed Nationwide Mutual merger with Pennsylvania-domiciled Harleysville Mutual followed by the purchase of Harleysville Group's publicly traded shares has not yet closed. Eventually the terms of the transaction and even the acquirer could change, as there were two (2) other competing bidders in addition to Nationwide as disclosed in Harleysville Group's Proxy Statement of December 23, 2011, one of whom was Liberty Mutual. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples (an especially the most recent example with Harleysville), it is my opinion that no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' value as will a merger or sale of the Company to another mutual insurer.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the Board of Directors of DGI should take steps to realize the shares' value. The Board of Directors of DGI can best do this by following the steps contained in the aforesaid resolution, guided by the advice of an independent investment banker, and taking advantage of the present market for insurance company consolidation.

Exhibit B

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of Donegal Group Inc. ("DGI" or the ~~Company~~"Company"), submits the following proposal:

~~Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.~~

RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders.

Supporting Statement:

~~For many years, I have invested in publicly traded subsidiaries of mutual insurance companies. For example, in the past I owned 20% of Meridian Insurance Group, Inc. ("MIGI") and was the catalyst who provided the opportunity for State Auto Mutual Insurance Company's merger with Meridian Mutual Insurance Company, followed by State Auto Mutual's purchase of MIGI's publicly traded shares. My efforts helped to deliver the share's true value to MIGI's publicly traded shareholders, with a 135% premium over the valuation of those shares prior to State Auto Mutual's purchase.~~

~~DGI, as a public company, has several advantages compared with being a mutual company: the ability to raise capital; additional flexibility to restructure; and the ability to provide incentives to management, employees, and agents. However,~~ DGI has not been successful in delivering a positive return for its shareholders. On December 30, 2011, DGI's Class A and Class B stock prices ~~today are~~ were, respectively ~~33~~, 28% and ~~5~~3% lower than five years ~~ago~~earlier. (On December 29, 2006, DGI's Class A stock price was $19.59 per share and DGI's Class B stock price was $18.00 per share.)

As the owner of approximately ~~29.5~~18.0% and ~~28.9%~~ 7.1%, respectively, of the ~~publicly traded~~ Class A and Class B shares of DGI, I believe the Company's shares trade at a substantial discount ~~of more than 200%~~ to their realizable value if combined with another mutual insurer. Examples of such realization of value include the following transactions: Nationwide-ALLIED (74% premium over pre-announcement share price), State Auto-Meridian (135% premium over the share price immediately before American Union's tender offer (State Auto outbid American Union)), and recently announced Nationwide-Harleysville ~~transactions. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples, no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' true value as will a merger of DMIC with another mutual insurer, followed by the purchase of DGI's public shares.~~ (137% premium over share price five days preceding announcement).

The proposed Nationwide Mutual merger with Pennsylvania-domiciled Harleysville Mutual followed by the purchase of Harleysville Group's publicly traded shares has not yet closed. Eventually the terms of the transaction and even the acquirer could change, as there were two (2) other competing bidders in addition to Nationwide as disclosed in Harleysville Group's Proxy Statement of December 23, 2011, one of whom

was Liberty Mutual. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples (an especially the most recent example with Harleysville), it is my opinion that no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' value as will a merger or sale of the Company to another mutual insurer.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the ~~board and management~~ Board of Directors of DGI ~~have an obligation to~~ should take steps to realize the shares' ~~true~~ value. The ~~board and management~~ Board of Directors of DGI can best do this by ~~taking~~ following the ~~three~~ steps contained in the aforesaid resolution, guided by the advice of an independent investment banker, and taking advantage of the present market for insurance company consolidation.

LATHROP & GAGE LLP

VIC PETERSON
DIRECT LINE: 312.920.3337
EMAIL: VPETERSON@LATHROPGAGE.COM
WWW.LATHROPGAGE.COM

100 N. RIVERSIDE PLAZA, SUITE 2100
CHICAGO, ILLINOIS 60606
PHONE: 312.920.3300
FAX: 312.920.3301

January 13, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Donegal Group Inc. ("DGI")
Securities Exchange Act of 1934 (the "Exchange Act"); Rule 14a-8
Omission of Stockholder Proposal
Submitted by Gregory M. Shepard (the "Proponent")

Ladies and Gentlemen:

On behalf of the Proponent, we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") decline to grant the no-action relief requested by DGI in its letter to the Staff dated December 28, 2011 (the "DGI Letter"), and that the Staff instead concur with the Proponent's conclusions that DGI may not properly omit the Proponent's revised stockholder proposal and supporting statement attached as Exhibit A to this letter (the "Revised Proposal") from the proxy materials DGI will distribute in connection with its 2012 annual meeting of stockholders (the "2012 Proxy Materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), the Proponent is emailing this letter and the exhibits to this letter to the Commission at shareholderproposals@sec.gov. Because the Proponent is submitting this request electronically, pursuant to SLB 14D, the Proponent is not enclosing the additional six copies Rule 14a-8(k) requires. Also, in accordance with Rule 14a-8(k), the Proponent is simultaneously e-mailing this letter and its exhibits to John W. Kauffman of Duane Morris LLP, which is DGI's counsel, and will deliver it by overnight delivery to DGI's attention, c/o Donald H. Nikolaus, President, Donegal Group Inc., 1195 River Road, Marietta, PA 17547, as requested in the DGI Letter. These deliveries inform DGI of this letter to the Staff in response to the DGI Letter. On behalf of the Proponent, we confirm that the Proponent will promptly forward to DGI any Staff response to this letter or DGI's no-action request that the Staff transmits to us only.

On November 7, 2011, the Proponent submitted a shareholder proposal and supporting statement (the "Original Proposal") to DGI. On December 15, 2011, David H. Pittinsky of Ballard Spahr LLP, which is also DGI's counsel, sent a letter to J. Mark McKinzie of Riley Bennett & Egloff, LLP, the Proponent's counsel, and to the Proponent declining to include the Original Proposal in the 2012 Proxy Materials unless an agreement on its language could be reached by December 23, 2011. No such agreement was reached in the brief timeframe offered unilaterally by DGI, and Duane Morris sent the DGI Letter to the Staff on December 28, 2011, as mentioned above.

On January 9, 2012, the Proponent sent to Duane Morris and Ballard Spahr a stockholder proposal and supporting statement that is substantially similar to the Revised Proposal. The Revised Proposal eliminates the language that DGI found objectionable. The Proponent requested that DGI withdraw its no-action letter with the SEC. DGI has failed to respond to the Proponent's request to withdraw DGI's no-action request.

This letter responds to the DGI Letter to the Staff and requests the Staff not to grant DGI's no-action request. For the convenience of the Staff, a redline comparison of the Revised Proposal against the Original Proposal is attached as Exhibit B to this letter.

As DGI admits on page 7 of the DGI Letter, in its response to a request for a no-action letter from *First Franklin Corporation* (available February 22, 2006), "the Staff found that a proposal to engage the services of an investment banking firm to evaluate alternatives to enhance stockholder value and to take all necessary steps to seek actively a sale or merger was not properly excludable." For the convenience of the Staff, a copy of the request by *First Franklin Corporation* for a no-action letter and the Staff's response are attached as Exhibit C to this letter.

Please note that the Revised Proposal has been phrased to match the language utilized in *First Franklin Corporation* and that, as a result, all of DGI's objections to the Original Proposal are moot, as discussed below. In particular, the Revised Proposal states:

> "RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders."

The *First Franklin* proposal stated the following:

> "RESOLVED: That the shareholders of First Franklin, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of First Franklin, and the shareholders further request that

the Board take all other steps necessary to actively seek a sale or merger of First Franklin on terms that will maximize share value for shareholders."

The only difference between the Revised Proposal and the *First Franklin* proposal on which it is based is the name of the company. The Revised Proposal, just like the proposal to *First Franklin*, requests the Board of Directors to consider a merger or sale of DGI, which is a proposal that relates to an extraordinary transaction and that, therefore, may not properly be excluded by DGI from its 2012 Proxy Materials on the basis of Rule 14a-8(i)(7), which permits excluding proposals relating to ordinary business operations.

The DGI Letter also argues that the Original Proposal may be excluded on the basis of Rule 14a-8(i)(6), because DGI lacks the power or authority to implement the proposal to the extent that it relates to Donegal Mutual Insurance Company ("DMIC"), which the DGI Letter asserts DGI does not control. Whatever the merits of this objection with respect to the Original Proposal, however, it does not apply to the Revised Proposal, which omits all references to DMIC.

Similarly, the DGI Letter's objections to the Original Proposal on the basis of Rule 14a-8(i)(3) do not apply to the Revised Proposal. DGI alleges that the Original Proposal may be excluded on the grounds that it violates the proxy rules, and in particular Rule 14a-9. The Revised Proposal does not include any of the statements in the Original Proposal to which DGI objected. All of the statements in the Supporting Statement accompanying the Revised Proposal are fact-based, or are otherwise fair commentary of the Proponent.

For the reasons stated above, DGI has failed to satisfy its burden of showing that the Revised Proposal may be excluded from the 2012 Proxy Materials. Accordingly, the Proponent respectfully requests that the Staff decline to grant DGI's no-action request.

If we can be of further assistance in this matter, please contact me by telephone at (312) 920-3337 or by e-mail at vpeterson@lathropgage.com.

Sincerely,

LATHROP & GAGE LLP

Victor Peterson

J. Victor Peterson

Cc: Gregory M. Shepard
J. Mark McKinzie, Riley Bennett & Egloff, LLP
John W. Kauffman, Duane Morris LLP, via Federal Express
David H. Pittinsky, Ballard Spahr LLP, via Federal Express
Donald H. Nikolaus, Donegal Group Inc., via Federal Express

Exhibit A

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of Donegal Group Inc. ("DGI" or the "Company"), submits the following proposal:

RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders.

Supporting Statement:

DGI has not been successful in delivering a positive return for its shareholders. On December 30, 2011, DGI's Class A and Class B stock prices were, respectively, 28% and 3% lower than five years earlier. (On December 29, 2006, DGI's Class A stock price was $19.59 per share and DGI's Class B stock price was $18.00 per share.)

As the owner of approximately 18.0% and 7.1%, respectively, of the Class A and Class B shares of DGI, I believe the Company's shares trade at a substantial discount to their realizable value if combined with another mutual insurer. Examples of such realization of value include the following transactions: Nationwide-ALLIED (74% premium over pre-announcement share price), State Auto-Meridian (135% premium over the share price immediately before American Union's tender offer (State Auto outbid American Union)), and recently announced Nationwide-Harleysville (137% premium over share price five days preceding announcement).

The proposed Nationwide Mutual merger with Pennsylvania-domiciled Harleysville Mutual followed by the purchase of Harleysville Group's publicly traded shares has not yet closed. Eventually the terms of the transaction and even the acquirer could change, as there were two (2) other competing bidders in addition to Nationwide as disclosed in Harleysville Group's Proxy Statement of December 23, 2011, one of whom was Liberty Mutual. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples (an especially the most recent example with Harleysville), it is my opinion that no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' value as will a merger or sale of the Company to another mutual insurer.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the Board of Directors of DGI should take steps to realize the shares' value. The Board of Directors of DGI can best do this by following the steps contained in the aforesaid resolution, guided by the advice of an independent investment banker, and taking advantage of the present market for insurance company consolidation.

Exhibit B

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of Donegal Group Inc. ("DGI" or the ~~Company~~"Company"), submits the following proposal:

~~Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.~~

RESOLVED: That the shareholders of DGI, assembled at the annual meeting in person and by proxy, hereby request that the Board of Directors immediately engage the services of an Investment Banking firm to evaluate alternatives that could enhance shareholder value including, but not limited to, a merger or outright sale of DGI, and the shareholders further request that the Board take all other steps necessary to actively seek a sale or merger of DGI on terms that will maximize share value for shareholders.

Supporting Statement:

~~For many years, I have invested in publicly traded subsidiaries of mutual insurance companies. For example, in the past I owned 20% of Meridian Insurance Group, Inc. ("MIGI") and was the catalyst who provided the opportunity for State Auto Mutual Insurance Company's merger with Meridian Mutual Insurance Company, followed by State Auto Mutual's purchase of MIGI's publicly traded shares. My efforts helped to deliver the share's true value to MIGI's publicly traded shareholders, with a 135% premium over the valuation of those shares prior to State Auto Mutual's purchase.~~

~~DGI, as a public company, has several advantages compared with being a mutual company: the ability to raise capital; additional flexibility to restructure; and the ability to provide incentives to management, employees, and agents. However,~~ DGI has not been successful in delivering a positive return for its shareholders. On December 30, 2011, DGI's Class A and Class B stock prices ~~today are~~ were, respectively ~~33~~, 28% and ~~5~~3% lower than five years ~~ago~~earlier. (On December 29, 2006, DGI's Class A stock price was $19.59 per share and DGI's Class B stock price was $18.00 per share.)

As the owner of approximately ~~29.5~~18.0% and ~~28.9%~~ 7.1%, respectively, of the ~~publicly traded~~ Class A and Class B shares of DGI, I believe the Company's shares trade at a substantial discount ~~of more than 200%~~ to their realizable value if combined with another mutual insurer. Examples of such realization of value include the following transactions: Nationwide-ALLIED (74% premium over pre-announcement share price), State Auto-Meridian (135% premium over the share price immediately before American Union's tender offer (State Auto outbid American Union)), and recently announced Nationwide-Harleysville ~~transactions. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples, no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' true value as will a merger of DMIC with another mutual insurer, followed by the purchase of DGI's public shares.~~ (137% premium over share price five days preceding announcement).

The proposed Nationwide Mutual merger with Pennsylvania-domiciled Harleysville Mutual followed by the purchase of Harleysville Group's publicly traded shares has not yet closed. Eventually the terms of the transaction and even the acquirer could change, as there were two (2) other competing bidders in addition to Nationwide as disclosed in Harleysville Group's Proxy Statement of December 23, 2011, one of whom

was Liberty Mutual. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples (an especially the most recent example with Harleysville), it is my opinion that no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' value as will a merger or sale of the Company to another mutual insurer.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the ~~board and management~~ Board of Directors of DGI ~~have an obligation to~~ should take steps to realize the shares' ~~true~~ value. The ~~board and management~~ Board of Directors of DGI can best do this by ~~taking~~ following the ~~three~~ steps contained in the aforesaid resolution, guided by the advice of an independent investment banker, and taking advantage of the present market for insurance company consolidation.

DUANE MORRIS

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December 28, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Donegal Group Inc. ("DGI")
Securities Exchange Act of 1934 (the "Exchange Act"); Rule 14a-8
Omission of Stockholder Proposal
Submitted by Gregory M. Shepard (the "Proponent")

Ladies and Gentlemen:

On behalf of DGI, we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") grant no-action relief and concur with DGI's conclusions that DGI may properly omit the Proponent's stockholder proposal and supporting statement (the "Proposal") from the proxy materials DGI will distribute in connection with its 2012 annual meeting of stockholders (the "2012 Proxy Materials").

DGI's reasons for its request are as follows:

- Rule 14a-8(i)(7) permits the exclusion because the Proposal deals with a matter relating to DGI's ordinary business operations;

- Rule 14a-8(i)(6) permits the exclusion because DGI lacks the power and authority to implement the Proposal; and

- Rule 14a-8(i)(3) permits the exclusion because the Proposal is contrary to the Securities and Exchange Commission's (the "Commission") proxy rules, which

> rules prohibit materially false or misleading statements in proxy soliciting materials.

We attach a copy of the Proposal as Exhibit A to this letter.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), DGI is emailing this letter and the exhibits to this letter to the Commission at shareholderproposals@sec.gov. Because DGI is submitting this request electronically pursuant to SLB 14D, DGI is not enclosing the additional six copies Rule 14a-8(j) requires. Also, in accordance with Rule 14a-8(j), DGI is simultaneously e-mailing this letter and its exhibits to Mark McKinzie, the Proponent's counsel and will deliver it to the Proponent by overnight delivery because the Proponent has not furnished his e-mail address to DGI. These deliveries inform the Proponent of DGI's intention to omit Proponent's Proposal from the 2012 Proxy Materials. Pursuant to Rule 14a-8(j), DGI has filed this letter with the Staff no later than 80 calendar days prior to the date DGI intends to file its definitive 2012 Proxy Materials with the Commission. On behalf of DGI, we confirm that DGI will promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to us only.

Rule 14a-8(k) and SLB 14D require proponents of stockholder proposals to send companies a copy of any correspondence that they submit to the Commission. Accordingly, on behalf of DGI, we hereby request that the Proponent send a copy of any correspondence the Proponent submits to the Commission with respect to the Proposal to DGI's attention, c/o Donald H. Nikolaus, President, Donegal Group Inc., 1195 River Road, Marietta, PA 17547.

I. THE PROPOSAL

DGI received the Proposal on November 14, 2011. The resolution contained in the Proposal reads as follows:

> Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.

The Proposal also includes the following supporting statement:

For many years, I have invested in publicly traded subsidiaries of mutual insurance companies. For example, in the past I owned 20% of Meridian Insurance Group, Inc. ("MIGI") and was the catalyst who provided the opportunity for State Auto Mutual Insurance Company's merger with Meridian Mutual Insurance Company, followed by State Auto Mutual's purchase of MIGI's publicly traded shares. My efforts helped to deliver the shares' true value to MIGI's publicly traded shareholders, with a 135% premium over the valuation of those shares prior to State Auto Mutual's purchase.

DGI, as a public company, has several advantages compared with being a mutual company: the ability to raise capital; additional flexibility to restructure; and the ability to provide incentives to management, employees, and agents. However, DGI has not been successful in delivering a positive return for its shareholders. DGI's Class A and Class B stock prices today are respectively 33% and 5% lower than five years ago.

As the owner of approximately 29.5% and 28.9% of the publicly traded Class A and Class B shares, I believe [DGI]'s shares trade at a discount of more than 200% to their realizable value if combined with another mutual insurer. Examples of such realization of value include the Nationwide-ALLIED, State Auto-Meridian, and recently announced Nationwide-Harleysville transactions. As a committed investor in DGI, it is my focus for [DGI] to enhance value for its investors. Based upon the aforesaid examples, no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' true value as will a merger of DMIC with another mutual insurer, followed by the purchase of DGI's public shares.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the board and management of DGI have an obligation to take steps to realize the shares' true value. The board and management of DGI can best do this by taking the three steps contained in the aforesaid resolution, guided by the advice of an independent investment banker.

II. DGI'S GROUNDS FOR EXCLUSION

A. *The Proposal Deals with Matters Relating to DGI's Ordinary Business Operations, and, Therefore, DGI May Exclude the Proposal Under Rule 14a-8(i)(7).*

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a stockholder proposal that deals with a matter relating to the company's ordinary business operations. The Commission has explained that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors." Exchange Act Release No. 34-40018 (May 21, 1998).

Section 141(a) of the Delaware General Corporation Law, or the DGCL, which applies to DGI, provides that, "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Neither DGI's certificate of incorporation nor its by-laws limit the authority of DGI's board of directors to manage DGI. Thus, DGI's board of directors has the authority to conduct the ordinary business of DGI. As a part of its ongoing deliberations, the board of directors of DGI at least annually reviews DGI's structure and DGI's relationships with DMIC. The general consensus arising from these periodic reviews has been at times to rebalance cash from the flow of DGI to Donegal Mutual or to the other so that the terms of the intercompany relationship remain fair and reasonable to both parties over a period of years. However, the result of these periodic discussions has also resulted in the conclusion that the overall intercompany strategy continues to work well and represents a successful business strategy for all of the parties involved.

The maximization of stockholder value is one of the basic premises underlying corporate law and corporate governance. A board of directors of a Delaware corporation has no more fundamental duty than seeking to maximize the value of the corporation for the benefit of its stockholders. *See Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.*, 506 A.2d 173 (Del. 1986). Thus, the subject matter of the Proposal, strategic alternatives for maximizing stockholder value, relates to DGI's ordinary business operations. Because proposals that focus on a company's strategic direction are within the province of its board of directors, the Staff has generally considered these types of proposals to relate to a company's ordinary business operations.

The Staff, however, draws a distinction under Rule 14a-8(i)(7) between proposals that seek to reinforce management's general obligation to maximize stockholder value, which are generally excludable, and those that direct management to take specific steps in connection with an extraordinary business transaction to maximize stockholder value, which are generally not excludable. See:

- *Central Federal Corporation* (available March 8, 2010). In this no-action response, the Staff found a stockholder proposal that requested formation of an independent board committee to explore strategic alternatives for maximizing stockholder value, including the sale or merger of the company, instructing the committee to retain a leading investment banking firm to advise the committee about strategic alternatives and authorizing the committee and investment banking firm to solicit offers for the sale or merger of the company properly excludable pursuant to Rule 14a-8(i)(7) as "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions."

- *Medallion Financial Corp.* (available May 11, 2004). In this no-action response, the Staff found a proposal requesting an "investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company" properly excludable pursuant to Rule 14a-8(i)(7) because "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions;"

- *Peregrine Pharmaceuticals, Inc.* (available July 31, 2007). In this no-action response, the Staff granted no-action relief under Rule 14a-8(i)(7) because the proposal, recommending "that the board appoint a committee of independent directors to evaluate the strategic direction of the company . . . and study strategic alternatives for the company" related to both extraordinary transactions and non-extraordinary transactions;

- *Bristol-Myers Squibb Company* (available February 22, 2006). In this no-action response, the Staff granted no-action relief under Rule 14a-8(i)(7) because the proposal urged the board to "retain a nationally recognized investment bank to explore strategic alternatives to enhance the value of the [c]ompany, including, but not limited to, a possible sale, merger or other transaction," related to both extraordinary transactions and non-extraordinary transactions; and

- *AltiGen Communications, Inc.* (available November 16, 2006). In this no-action response, the Staff granted no-action relief under Rule 14a-8(i)(7) because the proposal, requiring that the board form a special committee for the purpose of enhancing stockholder value including the sale of the corporation, related to both extraordinary transactions and non-extraordinary transactions.

In *Central Federal Corporation,* the Staff determined that the company could exclude under Rule 14a-8(i)(7) a proposal that is virtually identical to the Proposal that is the subject matter of this no-action request. That proposal requested that the board of directors:

- appoint a committee of independent directors with authority to explore strategic alternatives for maximizing stockholder value, including the sale or merger of the company;
- instruct the committee to retain a leading investment banking firm to advise the committee about strategic alternatives and;
- authorize the committee and the investment banking firm to solicit offers for the sale or merger of the company.

The Staff stated that "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Proposals concerning the exploration of strategic alternatives for maximizing stockholder value which relate to both extraordinary transactions and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7)." The Staff, therefore, stated it would not recommend enforcement action to the Commission if the company omitted the proposal from its proxy materials.

As in *Central Federal Corporation,* the resolution contained in the Proposal relates to extraordinary transactions and non-extraordinary transactions.

- The first clause of the resolution requests that DGI's board of directors appoint a committee of independent directors with the authority to work with DMIC, DGI's controlling stockholder, "to explore strategic alternatives to maximize stockholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI." This clause of the Proposal seeks to reinforce the continuing obligation of DGI's board of directors to maximize stockholder value rather than directing DGI's board of directors to take specific steps necessary to effect a sale or merger of DGI, which may be considered an extraordinary transaction.
- The second clause of the resolution requests that the DGI board of directors instruct such committee to retain a leading investment banking firm "to advise the committee with respect to such strategic alternatives." This clause again relates to the continuing obligation of DGI's board of directors to consider "strategic alternatives," which may maximize stockholder value and makes no reference to an extraordinary corporate transaction.

- The final clause of the resolution requests that DGI's board of directors "authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI." While this request could arguably relate to the solicitations and evaluations for a merger and subsequent sale or merger, it does not narrow the scope of the previous two requests, which remain exclusively related to the ordinary business obligations of DGI's board of directors.

The reference in the Proposal that alternatives for enhancing stockholder value may include a sale or merger of DGI does not change the fact that the Proposal deals primarily with the enhancement of stockholder value, a matter squarely within the exclusive authority of DGI's board of directors under Delaware law. The Staff has routinely approved the exclusion of stockholder proposals under Rule 14a-8(i)(7) as a matter of ordinary business strategy when the stockholder proposal, like the Proposal, directs the retention of third party advisors to investigate strategic alternatives. *See Fifth Third Bancorp* (available January 17, 2007), in which the Staff permitted the exclusion of a proposal requesting the board of directors to engage immediately a nationally recognized investment banking firm to propose and evaluate strategic alternatives that could enhance stockholder value including but not limited to a merger or outright sale. *See also, First Charter Corporation* (available January 18, 2005), in which the Staff permitted the exclusion of a proposal to establish an independent director committee and retain an investment bank to explore strategic alternatives, including the solicitation, evaluation and negotiation of offers to purchase the company.

DGI is aware of two Staff decisions in which the Staff found that a proposal unequivocally sought to effect an extraordinary corporate transaction that did not include ordinary business matters. *See Allegheny Valley Bancorp, Inc.* (available January 3, 2001) where the Staff did not approve exclusion of a proposal to retain an investment bank for the purpose of soliciting offers for the company's stock or assets and present the highest cash offer to stockholders. *See also, First Franklin Corporation* (available February 22, 2006), in which the Staff found that a proposal to engage the services of an investment banking firm to evaluate alternatives to enhance stockholder value and to take all necessary steps to seek actively a sale or merger was not properly excludable. Those cases are distinguishable, however, because the Staff found that those proposals involved a request for the board of directors to cause the company to explore a specific transaction, not just a request that the board of directors explore strategic options including a sale or merger. The Proposal does not mandate that the independent committee take specific steps to solicit offers for a transaction that would constitute an extraordinary transaction or take the steps necessary to effect a transaction that would constitute an extraordinary transaction. Rather, the Proposal requests that the board of directors undertake a course of action that it is already obligated to undertake as part of its ordinary duties and consider methods by which to maximize stockholder value.

The Staff has consistently taken the position that if any portion of a proposal is excludable because it relates to a company's ordinary business activities, the company may exclude the entire proposal and the proponent may not revise the proposal. *See Bristol-Myers Squibb Company* (available February 22, 2006), which found that the proposal appeared to relate to both extraordinary transactions and non-extraordinary transactions thereby creating a basis for the omission of the proposal pursuant to Rule 14a-8(i)(7). Therefore, because, at a minimum, the first two requests in the Proposal relate to DGI's ordinary business activities, the entire Proposal may be excluded under Rule 14a-8(i)(7) as relating to ordinary business activity.

Based upon the foregoing analysis, DGI respectfully requests that the Staff concur that it will take no action if DGI omits the Proposal from its 2012 Proxy Materials pursuant to the exclusion under Rule 14a-8(i)(7).

B. DGI May Omit the Proposal Under Rule 14a-8(i)(6) Because DGI Lacks the Power and Authority to Execute the Proposal.

Rule 14a-8(i)(6) provides that a company may exclude a stockholder proposal if a company lacks the power and authority to effectuate that stockholder proposal.

The Proposal requests the appointment of an independent committee of the board of directors of DGI to consider "the merger of DMIC with another mutual insurer." Under Section 1757 the Pennsylvania Business Corporation Law (the "PBCL"), the voting rights of a Pennsylvania corporation belong to the shareholders of that corporation. Under Section 2124 of the PBCL, which applies to Pennsylvania-domiciled mutual insurance companies, if a company has no shareholders, then the policyholders, as members of DMIC and as the inchoate owners of any residual equity in the company if the company were to dissolve, have the sole voting rights. In addition, the DGCL does not grant any power or authority to the board of directors of a Delaware corporation to direct the activities of a Pennsylvania mutual fire insurance company.

DGI is a Delaware corporation, a legal entity that is distinct from DMIC, a Pennsylvania mutual fire insurance company. DGI has approximately 1,600 holders of record of DGI's two classes of common stock. DMIC has in excess of 200,000 policyholders. The stockholders of DGI and the policyholders of DMIC are two entirely separate and distinct groups, although there is undoubtedly some overlap.[1] As DGI is neither a shareholder nor a policyholder of DMIC, neither DGI's board of directors nor any independent committee of the DGI board of directors has the power or authority to cause DMIC to merge with another mutual insurer under Pennsylvania law. See *Cattellus Development Corporation* (available Dec. 20, 1995), which granted no-action relief under 14a-8(i)(6) because the company did not have the authority or power to cause another company, that was not controlled by the company, to take the actions the proponent requested in the proposal. Because DMIC, as a Pennsylvania-domiciled mutual insurance company, has no shareholders, its policyholders have the sole voting rights. The policyholders of DMIC would be the only persons that would have the right to vote on any proposed merger of DMIC with another entity and, for this limited purpose, the stockholders of DGI and the board of directors of DGI are entirely irrelevant.

Even in the highly unlikely event the DGI stockholders were to approve the resolution set forth in the Proposal, neither DGI's board of directors nor an independent committee of DGI's board of directors would have the power or authority to cause DMIC to take any of the actions the Proposal contemplates relating to the merger of DMIC with another mutual insurance company. Any action by the DGI committee to "consider" the merger of DMIC with another mutual insurance company would have no legal effect and be entirely superfluous.

Based upon the foregoing analysis, DGI respectfully requests that the Staff concur that it will take no action if DGI omits the Proposal from its 2012 Proxy Materials pursuant to the exclusion under Rule 14a-8(i)(6).

---

1 DMIC is a Pennsylvania mutual fire insurance company formed in 1889 by local residents in the western portion of Lancaster County, Pennsylvania. DMIC has operated successfully for the last 122 years and, together with DGI's insurance subsidiaries, has a group A.M. Best rating of A (Excellent). In 1986, DMIC formed DGI with the intent that DGI become a downstream insurance holding company that could raise capital privately and publicly in order to provide the capital DMIC and the insurance subsidiaries of DGI would require to support their future long-term growth. DMIC, DGI and DGI's insurance subsidiaries collectively operate in 22 states in the New England, Mid-Atlantic, Southeastern and Midwestern parts of the United States. DMIC currently owns approximately 41.7% of the 19,975,609 outstanding shares of DGI's Class A common stock which has one tenth of a vote per share and approximately 75.3% of the 5,576,775 outstanding shares of DGI's Class B common stock which has one vote per share. Therefore, DMIC has the right to cast approximately two-thirds of the total number of votes that may be cast on all matters presented at any meeting of DGI's stockholders. DGI has no interest as a shareholder or policyholder in DMIC. DMIC, as a mutual insurance company, has policyholders, but has no shareholders.

C. *DGI May Omit the Proposal Under Rule 14a-8(i)(3) Because the Proposal is Contrary to the Commission's Proxy Rules, Which Prohibit Materially False or Misleading Statements in Proxy Soliciting Materials.*

Rule 14a-8(i)(3) permits a company to omit a stockholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules." Such proxy rules include Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. Specifically, Rule 14a-9 prohibits a proposal or supporting statement, which, at the time, and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false or misleading.

DGI believes that the Proponent's statement reporting that the Proponent was "the catalyst who provided the opportunity for State Auto Mutual Insurance Company's merger with Meridian Mutual Insurance Company, followed by State Auto Mutual's purchase of [Meridian Insurance Group, Inc.'s ("MIGI")] publicly traded shares" is materially false and misleading because it omits material facts necessary to make the statements true and correct. The Proponent failed to disclose in the Proponent's supporting statement that:

- During the Proponent's approaches to MIGI, the SEC entered a Cease and Desist Order against the Proponent, with the Proponent's consent, for purchasing MIGI stock on the open market during his "Dutch auction" tender offer for MIGI stock;

- The Indiana Securities Commissioner entered a final order prohibiting the Proponent from proceeding with the Proponent's MIGI tender offer because of the Proponent's inadequate disclosures; and

- Although the Proponent describes himself as a "catalyst" in the Meridian-State Auto merger, the Proponent filed a lawsuit seeking to enjoin the Meridian-State Auto merger on the ground that State Auto's offer was inadequate even though it exceeded, by $5 per share, the Proponent's own tender offer for the same MIGI stock.

DGI cannot publish the Proponent's stockholder proposal and supporting statement without including all material facts concerning the Proponent's role in the Meridian-State Auto merger. See *Staff Legal Bulletin No. 14* (Jul. 13, 2001), where the Staff states that stockholders "should provide factual support for statements in the proposal and supporting statements or phrase statements as their opinion where appropriate." Therefore, DGI believes that it may omit the Proposal under Rule 14a-8(i)(3) because the Proposal is contrary to the Commission's proxy rules that prohibit the use of materially false or misleading statements in proxy soliciting materials.

DGI believes that the exclusions under Rule 14a-8(i)(7), Rule 14a-8(i)(6) and 14a-8(i)(3) provide sufficient grounds upon which DGI may properly omit the Proposal from its 2012 Proxy Materials. DGI respectfully requests that the Staff, therefore, advise DGI that the Commission would take no-action if DGI were to exclude the Proposal.

If we can be of further assistance in this matter, please contact me by telephone at (215) 979-1227 or by e-mail at jwkauffman@duanemorris.com.

Sincerely,

John W. Kauffman

cc: Donald H. Nikolaus
Frederick W. Dreher
Gregory M. Shepard
J. Mark McKinzie

EXHIBIT A

Exhibit 7.8:

Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

November 7, 2011

Certified Mail
Return Receipt Requested

Mr. Donald H. Nikolaus
President and CEO
Donegal Group Inc.
1195 River Road
Marietta, PA 17547-0302

Ms. Sheri O. Smith
Corporate Secretary
Donegal Group Inc.
1195 River Road
Marietta, PA 17547-0302

Re: Shareholder Proposal and Supporting Statement

Dear Mr. Nikolaus and Ms. Smith:

Enclosed is a shareholder proposal and supporting statement for inclusion in the proxy statement for the annual shareholders' meeting of Donegal Group Inc. (the "Company") to be held in April 2012.

Please know it is my intent to present the attached shareholder proposal at the Company's annual shareholders' meeting.

Enclosed is a copy of a Schedule 13D to be filed with the Securities and Exchange Commission on November 9, 2011 indicating that I am the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of the common stock of the Company. As required by Rule 14a-8 promulgated under the Securities Act of 1934, I (i) have continuously held shares with a market value of at least $2,000 for longer than the previous year, and (ii) intend to hold these shares through the date of the Company's annual shareholders' meeting.

Sincerely,

Gregory M. Shepard

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** , who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of the Company, submits the following proposal:

Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.

Supporting Statement:

For many years, I have invested in publicly traded subsidiaries of mutual insurance companies. For example, in the past I owned 20% of Meridian Insurance Group, Inc. ("MIGI") and was the catalyst who provided the opportunity for State Auto Mutual Insurance Company's merger with Meridian Mutual Insurance Company, followed by State Auto Mutual's purchase of MIGI's publicly traded shares. My efforts helped to deliver the shares' true value to MIGI's publicly traded shareholders, with a 135% premium over the valuation of those shares prior to State Auto Mutual's purchase.

DGI, as a public company, has several advantages compared with being a mutual company: the ability to raise capital; additional flexibility to restructure; and the ability to provide incentives to management, employees, and agents. However, DGI has not been successful in delivering a positive return for its shareholders. DGI's Class A and Class B stock prices today are respectively 33% and 5% lower than five years ago.

As the owner of approximately 29.5% and 28.9% of the publicly traded Class A and Class B shares, I believe the Company's shares trade at a discount of more than 200% to their realizable value if combined with another mutual insurer. Examples of such realization of value include the Nationwide-ALLIED, State Auto-Meridian, and recently announced Nationwide-Harleysville transactions. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples, no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' true value as will a merger of DMIC with another mutual insurer, followed by the purchase of DGI's public shares.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the board and management of DGI have an obligation to take steps to realize the shares' true value. The board and management of DGI can best do this by taking the three steps contained in the aforesaid resolution, guided by the advice of an independent investment banker.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20459

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.3)*

DONEGAL GROUP INC.
(Name of Issuer)

Class A Common Stock
Class B Common Stock
(Title of Class of Securities)

Class A: 257701201
Class B: 257701300
(CUSIP Number of Class of Securities)

Gregory M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

(Name, address and telephone number of persons
authorized to receive notices and communications
on behalf of person(s) filing statement)

November 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Class A CUSIP No. 257701201 and Class B CUSIP No. 257701300

1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

Gregory M. Shepard

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[x]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER **Class A 3,602,900; Class B 397,100**
	8.	SHARED VOTING POWER **-0-**
	9.	SOLE DISPOSITIVE POWER **Class A 3,602,900; Class B 397,100**
	10.	SHARED DISPOSITIVE POWER **-0-**

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A 3,602,900; Class B 397,100

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A 18.04%; Class B 7.12%

14. TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

The Schedule 13D filed with the Securities and Exchange Commission on July 12, 2010 (the "Initial 13D") by the Filing Person with respect to the Class A Shares and Class B Shares of Donegal Group Inc., a Delaware corporation (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 3 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

The Filing Person owns 3,602,900 Class A Shares and 397,100 Class B Shares purchased for $51,924,532 and $6,639,668, respectively (including commissions). The source of funding for the purchase of these Shares was personal funds.

ITEM 4 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

On November 7, 2011, the Filing Person submitted the following proposal to be presented and voted upon at the Issuer's 2012 Annual Meeting of Shareholders:

Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.

A copy of the proposal and supporting statement are attached hereto as Exhibit 7.8.

The Filing Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction,

price levels of the Class A and Class B Shares, the Issuer's response to the actions suggested by the Filing Person, actions taken by management and the Board of Directors of the Issuer, other investment opportunities available to the Filing Person and capital availability and applicable regulatory and legal constraints, conditions in the securities and capital markets, and general economic and industry conditions, the Filing Person may, from time to time and at any time, in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, but not limited to: communicating with management, the Board, other stockholders, industry participants and other interested or relevant parties (including financing sources and financial advisors) about the Issuer or proposing a potential or other transaction involving the Issuer and about various other matters, including the operations, business, strategic plans, assets and capital structure of the Issuer or one or more of the other items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D; requesting or proposing one or more nominees to the Board of Directors of the Issuer; purchasing additional securities of the Issuer in the open market or otherwise; entering into financial instruments or other agreements that increase or decrease the Filing Person's economic exposure with respect to his investment in the Issuer; and/or engaging in any hedging or similar transactions with respect to such holdings. The Filing Person reserves the right to change his current plans and intentions with respect to any and all matters referred to in Item 4 of Schedule 13D based on any of the foregoing factors or otherwise or to sell or distribute some or all of his respective holdings in the Issuer, at any time and from time to time, in the open market, in private transactions or otherwise.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

ITEMS 5 (a) AND 5 (b) OF THE INITIAL 13D ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY AS FOLLOWS:

a) As of the close of business on November 7, 2011, the Filing Person may be deemed to beneficially own, in the aggregate, 3,602,900 Class A Shares and 397,100 Class B Shares, representing approximately 18.04% and 7.12%, respectively, of the Issuer's outstanding Class A Shares and Class B Shares (based upon the 19,975,609 Class A Shares and 5,576,775 Class B Shares stated to be outstanding as of October 31, 2011 by the Issuer in the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2011).

b) The Filing Person has sole voting power and sole dispositive power with respect to 3,602,900 Class A Shares and 397,100 Class B Shares. The Filing Person has voting power in the aggregate equal to approximately 9.99%.

ITEM 5 (c) OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

c) The following table sets forth all purchases with respect to Class A Shares and Class B Shares effected during the past sixty (60) days by the Filing Person. All such transactions were effected in the open market, and the table includes commissions paid.

Date	Purchase Price Per Share	# of Class A Shares Purchased	Amount Paid
11/07/11	13.18	400	5,277.00

Date	Sale Price Per Share	# of Class B Shares Sold	Amount Received
11/07/11	16.00	360	5,756.20

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

7.8 Proposal and Supporting Statement

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 9, 2011

Gregory M. Shepard

Exhibit Index

7.8 Proposal and Supporting Statement

Exhibit 7.8:

Gregorv M. Shepard

*** FISMA & OMB Memorandum M-07-16 ***

November 7, 2011

Certified Mail
Return Receipt Requested

Mr. Donald H. Nikolaus
President and CEO
Donegal Group Inc.
1195 River Road
Marietta, PA 17547-0302

Ms. Sheri O. Smith
Corporate Secretary
Donegal Group Inc.
1195 River Road
Marietta, PA 17547-0302

Re: Shareholder Proposal and Supporting Statement

Dear Mr. Nikolaus and Ms. Smith:

Enclosed is a shareholder proposal and supporting statement for inclusion in the proxy statement for the annual shareholders' meeting of Donegal Group Inc. (the "Company") to be held in April 2012.

Please know it is my intent to present the attached shareholder proposal at the Company's annual shareholders' meeting.

Enclosed is a copy of a Schedule 13D to be filed with the Securities and Exchange Commission on November 9, 2011 indicating that I am the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of the common stock of the Company. As required by Rule 14a-8 promulgated under the Securities Act of 1934, I (i) have continuously held shares with a market value of at least $2,000 for longer than the previous year, and (ii) intend to hold these shares through the date of the Company's annual shareholders' meeting.

Sincerely,

Gregory M. Shepard

SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT

Shareholder Proposal:

Gregory M. Shepard, *** FISMA & OMB Memorandum M-07-16 *** , who individually is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of common stock of the Company, submits the following proposal:

Resolved, that the shareholders of Donegal Group Inc. ("DGI") hereby request that the Board of Directors (1) appoint a committee of independent, non-management directors who are authorized and directed to work with Donegal Mutual Insurance Company ("DMIC") to explore strategic alternatives to maximize shareholder value, including consideration of a merger of DMIC with another mutual insurer followed by the sale or merger of DGI, (2) instruct such committee to retain a leading investment banking firm to advise the committee with respect to such strategic alternatives and (3) authorize the committee and investment banking firm to solicit and evaluate offers for the merger of DMIC followed by the sale or merger of DGI.

Supporting Statement:

For many years, I have invested in publicly traded subsidiaries of mutual insurance companies. For example, in the past I owned 20% of Meridian Insurance Group, Inc. ("MIGI") and was the catalyst who provided the opportunity for State Auto Mutual Insurance Company's merger with Meridian Mutual Insurance Company, followed by State Auto Mutual's purchase of MIGI's publicly traded shares. My efforts helped to deliver the shares' true value to MIGI's publicly traded shareholders, with a 135% premium over the valuation of those shares prior to State Auto Mutual's purchase.

DGI, as a public company, has several advantages compared with being a mutual company: the ability to raise capital; additional flexibility to restructure; and the ability to provide incentives to management, employees, and agents. However, DGI has not been successful in delivering a positive return for its shareholders. DGI's Class A and Class B stock prices today are respectively 33% and 5% lower than five years ago.

As the owner of approximately 29.5% and 28.9% of the publicly traded Class A and Class B shares, I believe the Company's shares trade at a discount of more than 200% to their realizable value if combined with another mutual insurer. Examples of such realization of value include the Nationwide-ALLIED, State Auto-Meridian, and recently announced Nationwide-Harleysville transactions. As a committed investor in DGI, it is my focus for the Company to enhance value for its investors. Based upon the aforesaid examples, no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unleash realization of DGI's shares' true value as will a merger of DMIC with another mutual insurer, followed by the purchase of DGI's public shares.

If other shareholders also believe that the value of DGI is not reflected in current share prices, then the board and management of DGI have an obligation to take steps to realize the shares' true value. The board and management of DGI can best do this by taking the three steps contained in the aforesaid resolution, guided by the advice of an independent investment banker.